UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

Form 6-K
____________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 13, 2013

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant's name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

QUARTERLY REPORT
For the three month period ended March 31, 2013

REYNOLDS GROUP HOLDINGS LIMITED
New Zealand
(Jurisdiction of incorporation or organization)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
Attention: Joseph Doyle
Tel: +1 847 482 2409

QUARTERLY REPORT
For the three month period ended March 31, 2013

BEVERAGE PACKAGING HOLDINGS GROUP
Luxembourg
(Jurisdiction of incorporation or organization)

c/o Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
Attention: Joseph Doyle
Tel: +1 847 482 2409

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

By:	/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
May 13, 2013

Introductory Note

In this quarterly report, references to “we,” “us,” “our” or the "RGHL Group" are to Reynolds Group Holdings Limited ("RGHL") and its consolidated subsidiaries, unless otherwise indicated.

Certain financial information that is normally included in annual financial statements, including certain financial statement notes, is not required for interim reporting purposes and has been condensed or omitted in this quarterly report. In addition, our annual report on Form 20-F for the year ended December 31, 2012 filed with the United States Securities and Exchange Commission (the "SEC") on March 13, 2013 (the "Annual Report") also includes certain other information about our business, including risk factors and more detailed descriptions of our businesses, which are not included in this quarterly report. As such, this quarterly report should be read in conjunction with the Annual Report, including the consolidated financial statements and notes thereto included therein. A copy of the Annual Report, including the exhibits thereto, may be read and copied at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site at http://www.sec.gov, from which interested persons can electronically access the Annual Report. The Annual Report can also be found at www.reynoldsgroupholdings.com, or a copy will be provided free of charge upon written request to Mr. Joseph Doyle, RGHL Group Legal Counsel, 1900 West Field Court, Lake Forest, Illinois, 60045.

We have prepared this quarterly report pursuant to (i) the requirements of the indentures that govern our senior secured notes (collectively, the "Reynolds Senior Secured Notes") and our senior notes (collectively, the "Reynolds Senior Notes") that are covered by an effective registration statement as described below and the 2007 Notes as defined below and (ii) the credit agreement with our lenders governing our senior secured credit facilities (the “Senior Secured Credit Facilities”). Our outstanding notes include:

•	Notes covered by an effective registration statement filed with the SEC (collectively, the “Reynolds Notes”), comprised of:

•	The September 2012 5.750% Senior Secured Notes due 2020 (the "September 2012 Senior Secured Notes")

•	The February 2012 9.875% Senior Notes due 2019 (the "February 2012 Senior Notes")

•	The August 2011 7.875% Senior Secured Notes due 2019 and the 9.875% Senior Notes due 2019

•	The February 2011 6.875% Senior Secured Notes due 2021 and the 8.250% Senior Notes due 2021

•	The October 2010 7.125% Senior Secured Notes due 2019 and the 9.000% Senior Notes due 2019

•	The May 2010 8.500% Senior Notes due 2018

•	Notes not covered by an effective registration statement filed with the SEC, comprised of:

•	The 2007 8.000% Senior Notes due 2016 and the 9.500% Senior Subordinated Notes due 2017 (collectively, the “2007 Notes”)

The indentures governing certain of our outstanding notes also require us to provide certain information for Beverage Packaging Holdings Group ("Bev Pack"), comprised of Beverage Packaging Holdings (Luxembourg) I S.A. ("BP I") and its consolidated subsidiaries and Beverage Packaging Holdings (Luxembourg) II S.à r.l. ("BP II"), subsidiaries of RGHL. These indentures, as well as the Senior Secured Credit Facilities, are described more fully in our Annual Report. Additionally, refer to note 12 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for more information.

SEC Registrations and Exchange Offers

The RGHL Group has registered the Reynolds Notes with the SEC and has completed exchange offers with respect to the Reynolds Notes. The registration statement with respect to the September 2012 Senior Secured Notes was declared effective by the SEC on December 27, 2012, and the exchange offer closed on January 29, 2013.

Non-GAAP Financial Measures

In this quarterly report, we utilize certain non-GAAP financial measures and ratios, including earnings before interest, tax, depreciation and amortization (“EBITDA”) and Adjusted EBITDA, each with the meanings and as calculated as set forth in “Part I - Financial Information — Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations.” These measures are presented because we believe that they and similar measures are widely used in the markets in which we operate as a means of evaluating a company’s operating performance and financing structure and, in certain cases, because those measures are used to determine compliance with covenants in our debt agreements and compensation of certain management.These measures may not be comparable to other similarly titled measures of other companies and are not measurements under International Financial Reporting Standards (“IFRS"), as issued by the International Accounting Standards Board (“IASB"), generally accepted accounting principles in the United States of America (“U.S. GAAP"), or other generally accepted accounting principles, nor should they be considered as substitutes for the information contained in our historical financial statements prepared in accordance with IFRS, as applicable, included in this quarterly report. For additional information regarding the non-GAAP financial measures used by management, refer to note 5 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Forward-Looking Statements

This quarterly report includes forward-looking statements. Forward-looking statements include statements regarding our goals, beliefs, plans or current expectations, taking into account the information currently available to our management. Forward-looking statements are not statements of historical fact. For example, when we use words such as “believe,” “anticipate,” “expect,” “estimate,” "plan," “intend,” “should,” “would,” “could,” “may,” "might," “will” or other words that convey uncertainty of future events or outcomes, we are making forward-looking statements. We have based these forward-looking statements on our management's current view with respect to future events and financial performance and future business and economic conditions more generally. These views reflect the best judgment of our management, but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates and the projections reflected in the forward-looking statements are reasonable, such estimates and projections may prove to be incorrect, and our actual results may differ from those described in our forward-looking statements as a result of the following risks, uncertainties and assumptions, among others:

•
risks related to acquisitions, including completed and future acquisitions, such as the risks that we may be unable to complete an acquisition in the timeframe anticipated, on its original terms, or at all, or that we may not be able to achieve some or all of the benefits that we expect to achieve from such acquisitions, including risks related to integration of our acquired businesses;

•	risks related to the future costs of energy, raw materials and freight;

•	risks related to our substantial indebtedness and our ability to service our current and future indebtedness;

•	risks related to our hedging activities which may result in significant losses and in period-to-period earnings volatility;

•	risks related to our suppliers of raw materials and any interruption in our supply of raw materials;

•	risks related to downturns in our target markets;

•	risks related to increases in interest rates which would increase the cost of servicing our debt;

•	risks related to dependence on the protection of our intellectual property and the development of new products;

•	risks related to exchange rate fluctuations;

•	risks related to the consolidation of our customer bases, competition and pricing pressure;

•	risks related to the impact of a loss of one of our key manufacturing facilities;

•	risks related to our exposure to environmental liabilities and potential changes in legislation or regulation;

•	risks related to complying with environmental, health and safety laws or as a result of satisfying any liability or obligation imposed under such laws;

•	risks related to changes in consumer lifestyle, eating habits, nutritional preferences and health-related and environmental concerns that may harm our business and financial performance;

•	risks related to restrictive covenants in certain of our outstanding notes and our other indebtedness which could adversely affect our business by limiting our operating and strategic flexibility;

•	risks related to our pension plans;

•	risks related to our dependence on key management and other highly skilled personnel; and

•	risks related to other factors discussed or referred to in this quarterly report.
The risks described above and the risks disclosed in or referred to in "Part II - Other Information — Item 1A. Risk Factors” in this quarterly report and in "Part I — Item 3. Key Information — Risk Factors” of our Annual Report are not exhaustive. Other sections of this quarterly report describe additional factors that could adversely affect our business, financial condition or results of operations. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and included elsewhere in this quarterly report.

PART I - FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS.
Refer to the attached F pages and G pages of this quarterly report for the interim unaudited condensed consolidated financial statements and notes thereto for the three month periods ended March 31, 2013 and March 31, 2012 for the RGHL Group and for Bev Pack, respectively.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.
The following discussion and analysis includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements with respect to our actual results. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this quarterly report. Refer to “Forward-Looking Statements” and "Part II - Other Information — Item 1A. Risk Factors” included elsewhere in this quarterly report and "Part I — Item 3. Key Information — Risk Factors" of our Annual Report.

Overview
RGHL was incorporated in New Zealand under the Companies Act 1993 on May 30, 2006. We are a leading global manufacturer and supplier of consumer, beverage and foodservice packaging products. We sell our products to customers globally, including to a diversified mix of leading multinational companies, large national and regional companies and small local businesses. We primarily serve the consumer food, beverage and foodservice market segments. We operate through six segments: SIG, Evergreen, Closures, Reynolds Consumer Products, Pactiv Foodservice and Graham Packaging. We acquired these businesses in a series of transactions which are described in more detail in our Annual Report.

Our Segments
SIG
SIG is a leading manufacturer of aseptic carton packaging systems for both beverage and liquid food products, including juices, milk, soups and sauces. Aseptic carton packaging, most prevalent in Europe and Asia, is designed to allow beverages or liquid food to be stored for extended periods of time without refrigeration. SIG supplies complete aseptic carton packaging systems, which include aseptic filling machines, aseptic cartons, spouts, caps and closures and related services. SIG has a large global customer base with its largest presence in Europe.

SIG owns 50% of SIG Combibloc Obeikan Company Limited, a Saudi Arabian joint venture, and 50% of SIG Combibloc Obeikan FZCO, a United Arab Emirates joint venture (collectively, “SIG Obeikan”). SIG Obeikan sells carton sleeves to Iran Dairy Industries Co. - Pegah Product Dairy Production (“IDIC”), which sleeves are used for packaging of milk and other dairy products. IDIC is, to SIG's knowledge, majority-owned by a pension fund for certain civil servants in Iran and therefore may be indirectly controlled by the government of Iran. For the three month period ended March 31, 2013, SIG Obeikan's gross sales to IDIC were approximately €0.4 million and its net loss from such sales was minimal. SIG Obeikan intends to continue this activity.

Evergreen
Evergreen is a vertically integrated, leading manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Fresh carton packaging, most predominant in North America, is designed for beverages that require a cold-chain distribution system, and therefore have a more limited shelf life than beverages in aseptic carton packaging. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other fresh beverage carton manufacturers. Evergreen also produces paper products, including coated groundwood primarily for catalogs, inserts, magazine and commercial printing, and uncoated freesheet primarily for envelope, specialty and offset printing paper. Evergreen has a large customer base and operates primarily in North America.

Closures
Closures is a leading manufacturer of plastic beverage caps and closures, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market. Closures’ products also serve the liquid dairy, food, beer and liquor and automotive fluid markets. In addition to supplying plastic caps and closures, Closures also offers high speed rotary capping equipment, which secure caps on a variety of packaging, and related services. Closures has a large global customer base with its largest presence in North America.

Reynolds Consumer Products
Reynolds Consumer Products is a leading U.S. manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware. These products are typically used by consumers in their homes and are sold through a variety of retailers. Reynolds Consumer Products sells many of its products under well known brands, such as Reynolds and Hefty, and also offers store branded products. Reynolds Consumer Products has a large customer base and operates primarily in North America.

Pactiv Foodservice
Pactiv Foodservice is a leading manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups and lids, molded fiber and polyethylene terephthalate ("PET") egg cartons, meat and poultry trays, absorbent tray pads, plastic film and aluminum containers. Pactiv Foodservice distributes its foodservice and food packaging products to foodservice distributors, food processors, supermarket distributors, supermarkets and restaurants. Pactiv Foodservice has a large customer base and operates primarily in North America.

Graham Packaging
We acquired Graham Packaging Company Inc. on September 8, 2011. Graham Packaging is a leading designer and manufacturer of value-added, custom blow molded plastic containers for branded consumer products, such as hot-fill juices, sports drinks/isotonics, yogurt drinks, liquid fabric care, dish detergents, motor oil and certain other products measured by volume. Graham Packaging focuses on product categories where customers and end-users value the technology and innovation that Graham Packaging's custom plastic containers offer as an alternative to traditional packaging materials such as glass, metal and paperboard. Graham Packaging has a large global customer base with its largest presence in North America.

As a result of the Graham Packaging acquisition, we expect to realize significant cost savings by optimizing procurement of certain raw materials for the RGHL Group's segments, consolidating facilities, eliminating duplicative operations and overhead, improving supply chain management and achieving other efficiencies. Once we fully integrate Graham Packaging, we expect to generate annual operational synergies and cost savings, across the RGHL Group's segments, of approximately $75 million by the end of 2013, of which we have achieved $55 million from the date of acquisition through March 31, 2013. In order to achieve these synergies and cost savings, we expect to incur cash outlays of approximately $75 million by the end of 2013, of which we have incurred $61 million from the date of acquisition through March 31, 2013. Expenses incurred under our integration program generally include severance, exit, disposal and other costs.

Key Factors Influencing our Financial Condition and Results of Operations
The following discussion should be read in conjunction with “Key Factors Influencing our Financial Condition and Results of Operations” in “Part I — Item 5. Operating and Financial Review and Prospects” of our Annual Report, which discusses further key factors influencing our financial condition and results of operations.

Acquisitions, Substantial Leverage and Other Transaction-Related Effects
The six segments in which we operate have all been acquired through a series of transactions. Our results of operations, financial position and cash flows are significantly impacted by the effects of these acquisitions, which were financed primarily through borrowings, including transaction-related debt commitment fees and recurring interest costs. In addition, from time to time, we refinance our borrowings which also can have a significant impact on our results of operations.

As of March 31, 2013, our total indebtedness of $18,011 million was comprised of the outstanding principal amounts of our borrowings and bank overdrafts. As reflected in our consolidated statement of financial position, we had total borrowings of $17,782 million, consisting of total indebtedness netted with unamortized debt issuance costs, original issue discount and embedded derivatives. For more information regarding our external borrowings, refer to note 12 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our future results of operations, including our net financial expenses, will be significantly affected by our substantial indebtedness. The servicing of this indebtedness has had and will continue to have an impact on our cash flows and cash balance. For more information, refer to “— Liquidity and Capital Resources.”

Restructuring and Cost Saving Programs
We have implemented a number of restructuring and cost saving programs over the past three years in order to reduce our operating costs. During the three month period ended March 31, 2013, we incurred business integration costs of $11 million, restructuring charges of $8 million and operational process engineering-related consultancy costs of $1 million. These costs were incurred primarily at Pactiv Foodservice and Graham Packaging and largely related to workforce reductions, improving supply chain management, achieving other efficiencies and consolidation of facilities.

As discussed in “— Overview — Recent Acquisitions and Integration” above, we expect to incur additional restructuring costs as well as integration costs through the end of 2013 that will largely relate to the integration of Graham Packaging into the RGHL Group.

Raw Materials and Energy Prices
Our results of operations are impacted by changes in the costs of our raw materials and energy prices. The primary raw materials used to manufacture our products are resins, aluminum, fiber (principally raw wood and wood chips) and paperboard (principally cartonboard and cupstock). We also use commodity chemicals, steel and energy, including fuel oil, electricity, natural gas and coal, to manufacture our products.

Principal raw materials used by each of our segments are as follows (in order of cost significance):

•	SIG — cartonboard, resin, aluminum

•	Evergreen — fiber, resin

•	Closures — resin

•	Reynolds Consumer Products — resin, aluminum

•	Pactiv Foodservice — resin, paperboard, aluminum

•	Graham Packaging — resin

Historical index prices of resin, aluminum and paperboard for the past two years are shown in the charts below. These charts present index prices and do not represent the prices at which we purchased these raw materials.

Source: Chemical Market Associates Inc.

Resin prices can fluctuate significantly with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products.

Source: Platts Metal Weekly

Aluminum prices can fluctuate significantly as aluminum is a cyclical commodity with prices subject to global market factors. These factors include speculative activities by market participants, production capacity, strength or weakness in key end-markets such as housing and transportation, political and economic conditions and production costs in major production regions.

Source: Pulp and Paper Week

The prices of cupstock and cartonboard may fluctuate due to external conditions such as weather, product scarcity, currency and commodity market fluctuations and changes in governmental policies and regulations.

Purchases of most of our raw materials are based on negotiated rates with suppliers, which are tied to published indices. Typically, we do not enter into long-term purchase contracts that provide for fixed quantities or prices for our principal raw materials.

Changes in raw material prices impact our results of operations. Revenue is directly impacted by changes in raw material costs as a result of raw material cost pass-through mechanisms in many of the customer pricing agreements entered into by most of our segments. Generally, the contractual price adjustments do not occur simultaneously with commodity price fluctuations, but rather on a mutually agreed upon schedule. Due to differences in timing between purchases of raw materials and sales to customers, there is often a lead-lag effect, during which margins are negatively impacted in periods of rising raw material costs and positively impacted in periods of falling raw material costs. Historically, the average lag time in implementing raw material cost pass-through mechanisms (where contractually permitted) has been approximately three months.

We use price increases, where possible, to mitigate the effects of raw material cost increases for customers that are not subject to raw material cost pass-through agreements. Contracts for SIG's products and for the branded products sold by Reynolds Consumer Products generally do not contain raw material cost pass-through mechanisms.

The prices for some of our raw materials, particularly resins and aluminum, have fluctuated significantly in recent years. Prices for raw wood and wood chips have fluctuated less than the prices of resins and aluminum. Raw wood and wood chips are typically purchased from sources close to our mills and, as a result, prices are established locally based on factors such as local competitive conditions and weather conditions.

Volatility in resin, aluminum and paper prices has had an effect on our results of operations. Historically, raw material price increases have resulted in increases in cost of sales and any subsequent pass-through to customers has resulted in increases in revenue. Raw material cost decreases and any subsequent pass-through to customers have historically had an opposite effect on cost of sales and revenue.

Management expects continued volatility in raw material prices as a result of the continued uncertainty in the global economic environment, and such volatility may impact our results of operations. We continue to take steps to minimize the impact of the volatility of raw material prices through commodity hedging, fixed supplier pricing, reducing the lag time in contractual raw material cost pass-through mechanisms and entering into additional indexed customer contracts that include raw material cost pass-through provisions.

Our segments are also sensitive to energy-related cost movements, particularly those that affect transportation and utility costs. In particular, our Evergreen segment is susceptible to price fluctuations in natural gas, as Evergreen incurs significant natural gas costs to convert raw wood and wood chips to paper products and liquid packaging board. Historically, we have been able to mitigate the effect of higher energy-related costs with productivity improvements and other cost reductions. Further, energy costs (excluding transportation costs) are generally included in Evergreen's indexed customer contracts.

Results of Operations

The following discussion should be read in conjunction with our interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Detailed comparisons of revenue and results of operations are presented in the discussions of the operating segments, which follow the RGHL Group discussion.

Three month period ended March 31, 2013 compared with the three month period ended March 31, 2012

RGHL Group

	For the three month period ended March 31,
(In $ million)	2013	% of revenue	2012(1)(2)	% of revenue	Change	% change
Revenue	3,299	100%	3,319	100%	(20)	(1)%
Cost of sales	(2,686)	(81)%	(2,714)	(82)%	28	(1)%
Gross profit	613	19%	605	18%	8	1%
Selling, marketing and distribution expenses/General and administration expenses	(312)	(9)%	(323)	(10)%	11	(3)%
Net other income	11	—%	24	1%	(13)	(54)%
Share of profit of associates and joint ventures, net of income tax	3	—%	5	—%	(2)	(40)%
Profit from operating activities	315	10%	311	9%	4	1%
Financial income	9	—%	137	4%	(128)	(93)%
Financial expenses	(419)	(13)%	(372)	(11)%	(47)	13%
Net financial expenses	(410)	(12)%	(235)	(7)%	(175)	74%
Profit (loss) before income tax	(95)	(3)%	76	2%	(171)	NM
Income tax benefit (expense)	16	—%	(36)	(1)%	52	NM
Profit (loss) after income tax	(79)	(2)%	40	1%	(119)	NM
Depreciation and amortization	263	8%	289	9%	(26)	(9)%
RGHL Group EBITDA(3)	578	18%	600	18%	(22)	(4)%
RGHL Group Adjusted EBITDA(3)	590	18%	603	18%	(13)	(2)%

(1)
The information presented for the three month period ended March 31, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

(2)
Revenue and net other income (expense) for the three month period ended March 31, 2012 have been revised to conform to the presentation of the three month period ended March 31, 2013. Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

(3)
RGHL Group EBITDA is defined as profit from operating activities plus depreciation of property, plant and equipment and investment properties and amortization of intangible assets. RGHL Group Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as RGHL Group EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash. EBITDA and Adjusted EBITDA are not presentations made in accordance with IFRS, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. The determination of Adjusted EBITDA contains a number of estimates and assumptions that may prove to be incorrect and differ materially from actual results. Refer to “Part II - Other Information — Item 1A. Risk Factors” included elsewhere in this quarterly report and "Part I — Item 3. Key Information — Risk Factors" of our Annual Report. Additionally, RGHL Group EBITDA and RGHL Group Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments, and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this quarterly report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to the similarly titled measures of other companies.

Revenue. Revenue decreased by $20 million, or 1%, to $3,299 million for the three month period ended March 31, 2013 compared to $3,319 million for the three month period ended March 31, 2012. Revenue decreased at (a) Evergreen driven by decreased sales in paper products and liquid packaging board, (b) Closures driven by changes in product mix and pricing and decreased equipment sales, (c) Pactiv Foodservice driven primarily by lower volume and pricing, and (d) Graham Packaging driven primarily by decreased volume. These decreases in revenue were partially offset by increases in revenue at SIG and Reynolds Consumer Products driven by increased sales volume. Foreign currency exchange rates had a net unfavorable impact on revenue of $9 million during the three month period ended March 31, 2013 compared to the three month period ended March 31, 2012, driven primarily by unfavorable impacts at Closures and Graham Packaging, partially offset by a favorable impact at SIG.

Cost of Sales. Cost of sales decreased by $28 million, or 1%, to $2,686 million for the three month period ended March 31, 2013 compared to $2,714 million for the three month period ended March 31, 2012. The decrease was largely attributable to lower sales volumes. Foreign currency exchange rates had a net favorable impact on cost of sales of $6 million during the three month period ended March 31, 2013 compared to the three month period ended March 31, 2012, driven primarily by a favorable impact at Closures, partially offset by an unfavorable impact at SIG. Cost of sales as a percentage of revenue increased at Closures, Reynolds Consumer Products and Pactiv Foodservice and decreased at SIG, Evergreen and Graham Packaging.

Gross Profit. Gross profit increased by $8 million, or 1%, to $613 million for the three month period ended March 31, 2013 compared to $605 million for the three month period ended March 31, 2012. Gross profit margin increased to 19% for the three month period ended March 31, 2013 compared to 18% for the three month period ended March 31, 2012. Compared to the prior year period, gross profit margin improved across all segments except Closures and Pactiv Foodservice. These changes were driven by the changes in revenue and cost of sales as discussed in the preceding paragraphs.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $11 million, or 3%, to $312 million for the three month period ended March 31, 2013 compared to $323 million for the three month period ended March 31, 2012. This decrease was primarily attributable to lower amortization expense due to patents becoming fully amortized. Selling, marketing and distribution expenses and general and administration expenses as a percentage of revenue remained relatively unchanged at 9% for the three month period ended March 31, 2013 compared to 10% for the three month period ended March 31, 2012.

Net Other. Net other decreased by $13 million to net other income of $11 million for the three month period ended March 31, 2013 compared to net other income of $24 million for the three month period ended March 31, 2012. This decrease was primarily attributable to a $76 million gain on sale of the Louisville laminating operations in the Pactiv Foodservice segment in the prior year period and a $10 million increase in unrealized losses on derivatives as the unrealized hedge position moved from a net gain position in the prior year period to a net loss position in the current year period. The impact of these changes was partially offset by $13 million of insurance recoveries in the current year period related to hurricane Sandy and manufacturing plant fire damages compared to $12 million of costs incurred from the manufacturing plant fire in the prior year period, as well as a reduction in restructuring costs, a decrease of $9 million in business acquisition and integration costs, current period income of $6 million from a Brazilian value added tax ("VAT") refund at SIG and $4 million of SEC registration costs incurred in the prior year period.

Net Financial Expenses. Net financial expenses increased by $175 million, or 74%, to $410 million for the three month period ended March 31, 2013 compared to $235 million for the three month period ended March 31, 2012. The primary factors contributing to the increase included an increase of $119 million from the change in foreign currency exchange losses and an increase of $94 million of losses from the change in the fair value of derivatives. These increases were partially offset by a decrease of $29 million in interest expense.

We are primarily exposed to foreign currency exchange risk that impacts the reported financial income and financial expenses of the RGHL Group as a result of the remeasurement at each reporting date of cash and cash equivalents and indebtedness that are denominated in currencies other than the functional currencies of the respective entities. For the three month periods ended March 31, 2013 and March 31, 2012, the RGHL Group's primary foreign currency exchange exposure resulted from dollar-denominated net intercompany borrowings payable offset by dollar-denominated cash and cash equivalents in a euro functional currency entity. In addition, we are exposed to foreign currency exchange risk on certain other intercompany borrowings between certain of our entities with different functional currencies. As a result of the changes in foreign currency exchange rates, the RGHL Group recognized a foreign currency exchange loss of $68 million during the three month period ended March 31, 2013 compared to a foreign currency exchange gain of $51 million during the three month period ended March 31, 2012. For more information regarding the RGHL Group's financial expenses and borrowings, refer to notes 8 and 12, respectively, of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. For more information regarding the sensitivity of the foreign currency exchange gains and losses on the borrowings, refer to “— Item 3. Quantitative and Qualitative Disclosure about Market Risk — Foreign Currency Exchange Rate Risk.”

Income Tax Expense. For the three month period ended March 31, 2013, we recognized an income tax benefit of $16 million on a loss before income tax of $95 million (an effective tax rate of 17%) compared to income tax expense of $36 million on a profit before income tax of $76 million (an effective tax rate of 47%) for the three month period ended March 31, 2012. The decrease in the effective tax rate was primarily due to an increase in unrecognized non-U.S. tax losses, mostly in Luxembourg, partially offset by the mix of book income and losses taxed at varying rates among the jurisdictions in which the RGHL Group operates. For a reconciliation of the effective tax rate, refer to note 9 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Depreciation and Amortization. Depreciation of property, plant and equipment and investment properties and amortization of intangible assets decreased by $26 million, or 9%, to $263 million for the three month period ended March 31, 2013 compared to $289 million for the three month period ended March 31, 2012. This decrease was primarily due to patents becoming fully amortized at SIG and assets becoming fully depreciated at Reynolds Consumer Products and Pactiv Foodservice.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the three month period ended March 31, 2013 were $315 million, $578 million and $590 million, respectively, compared to $311 million, $600 million and $603 million, respectively, for the three month period ended March 31, 2012.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the three month periods ended March 31, 2013 and March 31, 2012 for the RGHL Group is as follows:

	For the three month period ended March 31,
(In $ million)	2013	2012(1)(2)
Profit from operating activities	315	311
Depreciation and amortization	263	289
EBITDA(3)	578	600
Included in the RGHL Group EBITDA:
Asset impairment charges	4	5
Business acquisition and integration costs	11	20
Equity method profit not distributed in cash	1	(3)
Gain on sale of businesses and properties	(2)	(76)
Hurricane Sandy plant damage, net of insurance recoveries	(1)	—
Manufacturing plant fire, net of insurance recoveries	(6)	12
Non-cash changes in inventory and provisions	(3)	9
Non-cash pension expense	14	14
Operational process engineering-related consultancy costs	1	2
Restructuring costs, net of reversals	8	27
SEC registration costs	—	4
Unrealized (gain) loss on derivatives	1	(9)
VAT and customs refunds on historical imports	(16)	—
Other	—	(2)
RGHL Group Adjusted EBITDA(3)	590	603
Segment detail of Adjusted EBITDA:
SIG	126	108
Evergreen	57	55
Closures	33	42
Reynolds Consumer Products	131	136
Pactiv Foodservice	117	151
Graham Packaging	133	130
Corporate/unallocated(4)	(7)	(19)
RGHL Group Adjusted EBITDA(3)	590	603

(1)
The information presented for the three month period ended March 31, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

(2)	Certain reclassifications have been made to conform to the presentation of the three month period ended March 31, 2013.

(3)
RGHL Group EBITDA is defined as profit from operating activities plus depreciation of property, plant and equipment and investment properties and amortization of intangible assets. RGHL Group Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as RGHL Group EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash. EBITDA and Adjusted EBITDA are not presentations made in accordance with IFRS, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. The determination of Adjusted EBITDA contains a number of estimates and assumptions that may prove to be incorrect and differ materially from actual results. Refer to “Part II - Other Information — Item 1A. Risk Factors” included elsewhere in this quarterly report and "Part I — Item 3. Key Information — Risk Factors" of our Annual Report. Additionally, RGHL Group EBITDA and RGHL Group Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments, and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this quarterly report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to the similarly titled measures of other companies.

(4)
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire RGHL Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

SIG Segment

	For the three month period ended March 31,
(In $ million)	2013	% of segment revenue	2012(1)	% of segment revenue	Change	% change
External revenue	514	100%	467	100%	47	10%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	514	100%	467	100%	47	10%
Cost of sales	(385)	(75)%	(362)	(78)%	(23)	6%
Gross profit	129	25%	105	22%	24	23%
Selling, marketing and distribution expenses/ General and administration expenses	(51)	(10)%	(63)	(13)%	12	(19)%
Net other income (expense)	17	3%	(11)	(2)%	28	NM
Profit from operating activities	98	19%	36	8%	62	172%
SIG segment EBITDA	148	29%	98	21%	50	51%
SIG segment Adjusted EBITDA	126	25%	108	23%	18	17%

(1)
The information presented for the three month period ended March 31, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Revenue. Revenue increased by $47 million, or 10%, to $514 million for the three month period ended March 31, 2013 compared to $467 million for the three month period ended March 31, 2012. As discussed in more detail below, the increase in revenue was attributable to higher sales volume of $45 million from all regions and a favorable foreign currency impact of $2 million.

Revenue in Europe increased by $9 million, or 4%, to $251 million for the three month period ended March 31, 2013 compared to $242 million for the three month period ended March 31, 2012, driven by higher sales volume of $7 million as well as a favorable foreign currency impact of $2 million due to the weakening of the dollar against the euro.

Revenue in the rest of the world increased by $38 million, or 17%, to $263 million for the three month period ended March 31, 2013 compared to $225 million for the three month period ended March 31, 2012. The increase was primarily related to higher volumes of $38 million due to stronger demand in all regions.

Cost of Sales. Cost of sales increased by $23 million, or 6%, to $385 million for the three month period ended March 31, 2013 compared to $362 million for the three month period ended March 31, 2012. The increase in cost of sales included a $34 million increase related to higher sales volume, an increase of $5 million due to higher raw material prices, particularly resin, a $4 million increase in other manufacturing costs and a $1 million unfavorable foreign currency impact. These increases were partially offset by $12 million of the Brazilian VAT refund discussed below and a decrease of $9 million due to the impact of product mix. For the three month periods ended March 31, 2013 and March 31, 2012, raw material costs accounted for 67% and 69% of SIG's cost of sales, respectively.

During the three month period ended March 31, 2013, the segment received approval from tax authorities for a tax refund related to Brazilian VAT that had previously been paid. This refund had a $22 million total impact, including interest, for the three month period ended March 31, 2013. A portion of the Brazilian VAT previously paid had been recorded in cost of sales and a portion had been recorded in other expenses. The refund has been allocated based on how the payments were originally recorded. Of the total refund, $16 million has been included in the segment's Adjusted EBITDA calculation.

Gross Profit. Gross profit increased by $24 million, or 23%, to $129 million for the three month period ended March 31, 2013 compared to $105 million for the three month period ended March 31, 2012. Gross profit margin increased to 25% for the three month period ended March 31, 2013 compared to 22% for the three month period ended March 31, 2012. These increases were driven by the changes in revenue and cost of sales as discussed in the preceding paragraphs.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $12 million, or 19%, to $51 million for the three month period ended March 31, 2013 compared to $63 million for the three month period ended March 31, 2012. The decrease was primarily due to lower amortization expense of $11 million due to fully amortized patents.

Net Other. Net other changed by $28 million to net other income of $17 million for the three month period ended March 31, 2013 compared to net other expense of $11 million for the three month period ended March 31, 2012. The change was primarily attributable to $16 million of prior year restructuring costs not incurred during the current period, current period income of $6 million from the Brazilian VAT refund discussed above and an increase of $3 million in net unrealized gains on open hedge positions. These items have been included in the segment's Adjusted EBITDA calculation.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the three month period ended March 31, 2013 were $98 million, $148 million and $126 million, respectively, compared to $36 million, $98 million and $108 million, respectively, for the three month period ended March 31, 2012.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the three month periods ended March 31, 2013 and March 31, 2012 for our SIG segment is as follows:

	For the three month period ended March 31,
(In $ million)	2013	2012(1)
Profit from operating activities	98	36
Depreciation and amortization	50	62
EBITDA	148	98
Included in SIG segment EBITDA:
Equity method profit not distributed in cash	1	(3)
Gain on sale of businesses and properties	(2)	—
Operational process engineering-related consultancy costs	1	—
Restructuring costs, net of reversals	—	16
Unrealized gain on derivatives	(6)	(3)
VAT and customs refunds on historical imports	(16)	—
SIG segment Adjusted EBITDA	126	108

(1)
The information presented for the three month period ended March 31, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Evergreen Segment

	For the three month period ended March 31,
(In $ million)	2013	% of segment revenue	2012(1)(2)	% of segment revenue	Change	% change
External revenue	375	94%	393	96%	(18)	(5)%
Inter-segment revenue	23	6%	17	4%	6	35%
Total segment revenue	398	100%	410	100%	(12)	(3)%
Cost of sales	(332)	(83)%	(348)	(85)%	16	(5)%
Gross profit	66	17%	62	15%	4	6%
Selling, marketing and distribution expenses/ General and administration expenses	(23)	(6)%	(21)	(5)%	(2)	10%
Net other income	1	—%	—	—%	1	NM
Profit from operating activities	44	11%	41	10%	3	7%
Evergreen segment EBITDA	58	15%	55	13%	3	5%
Evergreen segment Adjusted EBITDA	57	14%	55	13%	2	4%

(1)
The information presented for the three month period ended March 31, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

(2)
Revenue and net other income for the three month period ended March 31, 2012 have been revised to conform to the presentation of the three month period ended March 31, 2013. Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Revenue. Revenue decreased by $12 million, or 3%, to $398 million for the three month period ended March 31, 2013 compared to $410 million for the three month period ended March 31, 2012. This decrease was attributable to a $15 million decrease in sales volume of paper products and a $5 million decrease in sales of liquid packaging board, partially offset by a $8 million increase in sales of cartons. The decrease in sales of paper products was due to lower market demand for certain of Evergreen's paper products. The decrease in sales of liquid packaging board was due to $3 million in lower sales volumes and an impact of $2 million as pricing declined in the current period. The increase in sales of cartons was due to an increase of $5 million in sales volumes, driven primarily by higher demand in both North America and Asia, and $3 million in price increases.

Cost of Sales. Cost of sales decreased by $16 million, or 5%, to $332 million for the three month period ended March 31, 2013 compared to $348 million for the three month period ended March 31, 2012. This decrease in cost of sales was largely driven by a $21 million decrease due to lower sales volumes, primarily those experienced in paper products, along with a $2 million decrease in unscheduled maintenance costs, partially offset by an increase of $7 million in total input and operating costs. For the three month periods ended March 31, 2013 and March 31, 2012, raw material costs accounted for 44% and 43% of Evergreen's cost of sales, respectively. While input prices were lower for the three month period ended March 31, 2013 as compared to the three month period ended March 31, 2012, the increase in total raw material costs as a percentage of cost of sales is due to the change in sales volume mix, as previously discussed.

Gross Profit. Gross profit increased by $4 million, or 6%, to $66 million for the three month period ended March 31, 2013 compared to $62 million for the three month period ended March 31, 2012. Gross profit margin increased to 17% for the three month period ended March 31, 2013 compared to 15% for the three month period ended March 31, 2012. These increases were driven by the changes in revenue and cost of sales as discussed in the preceding paragraphs.

Evergreen's gross profit is impacted by changes in the costs of raw materials, including fiber, resin and commodity chemicals, and energy, including fuel oil, electricity, natural gas and coal. Evergreen purchases most of its raw materials and other input costs on the spot market and generally cannot immediately pass through price increases or declines to certain of its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Evergreen's purchases of raw materials from its suppliers and sales to certain of its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $2 million, or 10%, to $23 million for the three month period ended March 31, 2013 compared to $21 million for the three month period ended March 31, 2012.

Net Other. Net other income remained relatively unchanged at $1 million for the three month period ended March 31, 2013 compared to minimal income for the three month period ended March 31, 2012.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the three month period ended March 31, 2013 were $44 million, $58 million and $57 million, respectively, compared to $41 million, $55 million and $55 million, respectively, for the three month period ended March 31, 2012.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the three month periods ended March 31, 2013 and March 31, 2012 for our Evergreen segment is as follows:

	For the three month period ended March 31,
(In $ million)	2013	2012(1)
Profit from operating activities	44	41
Depreciation and amortization	14	14
EBITDA	58	55
Included in Evergreen segment EBITDA:
Unrealized gain on derivatives	(1)	—
Evergreen segment Adjusted EBITDA	57	55

(1)
The information presented for the three month period ended March 31, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Closures Segment

	For the three month period ended March 31,
(In $ million)	2013	% of segment revenue	2012(1)	% of segment revenue	Change	% change
External revenue	278	99%	293	99%	(15)	(5)%
Inter-segment revenue	3	1%	3	1%	—	—%
Total segment revenue	281	100%	296	100%	(15)	(5)%
Cost of sales	(237)	(84)%	(243)	(82)%	6	(2)%
Gross profit	44	16%	53	18%	(9)	(17)%
Selling, marketing and distribution expenses/ General and administration expenses	(31)	(11)%	(31)	(10)%	—	—%
Net other income (expense)	(1)	—%	5	2%	(6)	NM
Profit from operating activities	12	4%	27	9%	(15)	(56)%
Closures segment EBITDA	32	11%	46	16%	(14)	(30)%
Closures segment Adjusted EBITDA	33	12%	42	14%	(9)	(21)%

(1)
The information presented for the three month period ended March 31, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Revenue. Revenue decreased by $15 million, or 5%, to $281 million for the three month period ended March 31, 2013 compared to $296 million for the three month period ended March 31, 2012. This decrease was primarily attributable to an unfavorable foreign currency impact of $8 million, primarily due to the strengthening of the dollar against the Japanese yen, Brazilian real and Argentine peso, partially offset by the strengthening of the Mexican peso against the dollar. In addition, revenue decreased $7 million as a result of changes in product mix and pricing related to the pass-through of resin price changes to customers and decreased equipment and spare parts sales. Total sales volumes remained unchanged for the three month period ended March 31, 2013 compared to the three month period ended March 31, 2012. Increases in sales volumes in the Asian and Middle East regions, primarily as a result of market share growth, were offset by decreases in the North American and South American regions, primarily due to decreased customer demand as a result of market conditions and increased competition from local suppliers, respectively.

Revenue from North America decreased by $8 million, or 7%, to $114 million for the three month period ended March 31, 2013 compared to $122 million for the three month period ended March 31, 2012. This decrease was largely attributable to a decrease of $5 million as a result of lower sales volumes, which was primarily due to decreased customer demand as a result of market conditions. In addition, revenue decreased $4 million as a result of changes in product mix and pricing related to the pass-through of resin price changes to customers and decreased equipment sales. These decreases were partially offset by an increase in revenue of $1 million as a result of a favorable foreign currency impact, primarily due to the strengthening of the Mexican peso against the dollar.

Revenue from the rest of the world decreased by $7 million, or 4%, to $167 million for the three month period ended March 31, 2013 compared to $174 million for the three month period ended March 31, 2012. This decrease was primarily attributable to an unfavorable foreign currency impact of $9 million, primarily due to the strengthening of the dollar against the Japanese yen, Brazilian real, and Argentine peso. In addition, revenue decreased $5 million due to changes in product mix and pricing related to the pass-through of resin price changes to customers and decreased equipment sales. These decreases were partially offset by an increase of $7 million due to higher sales volumes, which was primarily attributable to increased sales in the Asian and Middle East regions largely due to market share growth, partially offset by lower sales in the South American region primarily due to increased competition from local suppliers.

Cost of Sales. Cost of sales decreased by $6 million, or 2%, to $237 million for the three month period ended March 31, 2013 compared to $243 million for the three month period ended March 31, 2012. This decrease was primarily attributable to a $4 million impact of changes in product mix and raw material costs, including resin. For the three month periods ended March 31, 2013 and March 31, 2012, raw material costs accounted for 59% and 60% of Closures' cost of sales, respectively. Cost of sales also decreased as a result of a $7 million favorable foreign currency impact due to the strengthening of the dollar as noted above. These decreases were partially offset by an increase of $5 million due to increased manufacturing costs, including product quality costs and depreciation, during the three month period ended March 31, 2013 compared to the three month period ended March 31, 2012.

Gross Profit. Gross profit decreased by $9 million, or 17%, to $44 million for the three month period ended March 31, 2013 compared to $53 million for the three month period ended March 31, 2012. Gross profit margin decreased to 16% for the three month period ended March 31, 2013 compared to 18% for the three month period ended March 31, 2012. These increases were driven by the changes in revenue and cost of sales as discussed in the preceding paragraphs.

Closures' gross profit is impacted by the pass-through of resin price increases to customers. Contractual price adjustments with customers do not occur simultaneously with actual resin purchase price fluctuations, but rather on a monthly, quarterly, semi-annual or other basis. Therefore, due to the difference in timing between Closures' purchase of resin from its suppliers and sales to its customers, pricing related to the pass-through of resin price fluctuations to customers directly impacts gross profit.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses remained unchanged at $31 million for both the three month period ended March 31, 2013 and the three month period ended March 31, 2012.

Net Other. Net other changed by $6 million to net other expense of $1 million for the three month period ended March 31, 2013 compared to net other income of $5 million for the three month period ended March 31, 2012. This change was primarily attributable to an increase of $5 million in unrealized losses on derivatives as the unrealized hedge position moved from a net gain position in the prior period to a net loss position in the current period. This item has been included in the segment's Adjusted EBITDA calculation.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the three month period ended March 31, 2013 were $12 million, $32 million and $33 million, respectively, compared to $27 million, $46 million and $42 million, respectively, for the three month period ended March 31, 2012.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the three month periods ended March 31, 2013 and March 31, 2012 for our Closures segment is as follows:

	For the three month period ended March 31,
(In $ million)	2013	2012(1)
Profit from operating activities	12	27
Depreciation and amortization	20	19
EBITDA	32	46
Included in Closures segment EBITDA:
Unrealized (gain) loss on derivatives	1	(4)
Closures segment Adjusted EBITDA	33	42

(1)
The information presented for the three month period ended March 31, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Reynolds Consumer Products Segment

	For the three month period ended March 31,
(In $ million)	2013	% of segment revenue	2012(1)	% of segment revenue	Change	% change
External revenue	559	95%	555	97%	4	1%
Inter-segment revenue	32	5%	18	3%	14	78%
Total segment revenue	591	100%	573	100%	18	3%
Cost of sales	(430)	(73)%	(415)	(72)%	(15)	4%
Gross profit	161	27%	158	28%	3	2%
Selling, marketing and distribution expenses/ General and administration expenses	(58)	(10)%	(59)	(10)%	1	(2)%
Net other income (expense)	(8)	(1)%	3	1%	(11)	NM
Profit from operating activities	95	16%	102	18%	(7)	(7)%
Reynolds Consumer Products segment EBITDA	123	21%	134	23%	(11)	(8)%
Reynolds Consumer Products segment Adjusted EBITDA	131	22%	136	24%	(5)	(4)%

(1)
The information presented for the three month period ended March 31, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Revenue. Revenue increased by $18 million, or 3%, to $591 million for the three month period ended March 31, 2013 compared to $573 million for the three month period ended March 31, 2012. The increase was driven by higher sales volume of $33 million, partially offset by an unfavorable product and price mix impact of $12 million and higher trade and promotional spending of $3 million. The sales volume increase was driven by an increase in volume in the cooking and waste and storage product groups as well as higher inter-segment revenue of $14 million to Pactiv Foodservice. Compared to the prior year period, the unfavorable impact from product and price mix was driven by a shift in sales mix towards high count products, unfavorable channel mix and the timing of the pass-through of raw material price fluctuations to customers.

Cost of Sales. Cost of sales increased by $15 million, or 4%, to $430 million for the three month period ended March 31, 2013 compared to $415 million for the three month period ended March 31, 2012. This increase was driven by a $22 million increase related to higher sales volume, partially offset by $4 million in lower depreciation expense resulting from assets becoming fully depreciated and $4 million in lower raw material costs. For the three month periods ended March 31, 2013 and March 31, 2012, raw material costs accounted for 68% and 66% of Reynolds Consumer Products' cost of sales, respectively.

Gross Profit. Gross profit increased by $3 million, or 2%, to $161 million for the three month period ended March 31, 2013 compared to $158 million for the three month period ended March 31, 2012. Gross profit margin decreased to 27% for the three month period ended March 31, 2013 compared to 28% for the three month period ended March 31, 2012. These changes were driven by the changes in revenue and cost of sales as discussed in the preceding paragraphs.

Reynolds Consumer Products generally cannot immediately pass through price increases or declines to its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. For most resin based products, there is a lag time between the purchase of raw materials by Reynolds Consumer Products and the pass-through of raw material price fluctuations to customers. For branded products, contracts with customers do not contain contractual price protection for raw material cost fluctuations. Due to the differences in timing between Reynolds Consumer Products' purchases of resin from its suppliers and sales to its customers, there is often a lead-lag impact, during which margins are negatively impacted in periods of rising resin prices and positively impacted in periods of falling resin prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses remained relatively unchanged at $58 million for the three month period ended March 31, 2013 compared to $59 million for the three month period ended March 31, 2012. In addition, selling, marketing and distribution expenses and general and administration expenses as a percentage of revenue remained unchanged at 10% for both the three month period ended March 31, 2013 and the three month period ended March 31, 2012.

Net Other. Net other changed by $11 million to net other expense of $8 million for the three month period ended March 31, 2013 compared to net other income of $3 million for the three month period ended March 31, 2012. This change was primarily attributable to an increase of $10 million in unrealized losses on derivatives as the unrealized hedge position moved from a net gain position in the prior period to a net loss position in the current period. This item has been included in the segment's Adjusted EBITDA calculation.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the three month period ended March 31, 2013 were $95 million, $123 million and $131 million, respectively, compared to $102 million, $134 million and $136 million, respectively, for the three month period ended March 31, 2012.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the three month periods ended March 31, 2013 and March 31, 2012 for our Reynolds Consumer Products segment is as follows:

	For the three month period ended March 31,
(In $ million)	2013	2012(1)
Profit from operating activities	95	102
Depreciation and amortization	28	32
EBITDA	123	134
Included in Reynolds Consumer Products segment EBITDA:
Business acquisition and integration costs	—	1
Non-cash changes in inventory and provisions	—	3
Unrealized (gain) loss on derivatives	8	(2)
Reynolds Consumer Products segment Adjusted EBITDA	131	136

(1)
The information presented for the three month period ended March 31, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Pactiv Foodservice Segment

	For the three month period ended March 31,
(In $ million)	2013	% of segment revenue	2012(1)	% of segment revenue	Change	% change
External revenue	788	88%	816	89%	(28)	(3)%
Inter-segment revenue	111	12%	104	11%	7	7%
Total segment revenue	899	100%	920	100%	(21)	(2)%
Cost of sales	(772)	(86)%	(774)	(84)%	2	—%
Gross profit	127	14%	146	16%	(19)	(13)%
Selling, marketing and distribution expenses/ General and administration expenses	(76)	(8)%	(72)	(8)%	(4)	6%
Net other income	10	1%	53	6%	(43)	(81)%
Profit from operating activities	61	7%	127	14%	(66)	(52)%
Pactiv Foodservice segment EBITDA	118	13%	195	21%	(77)	(39)%
Pactiv Foodservice segment Adjusted EBITDA	117	13%	151	16%	(34)	(23)%

(1)
The information presented for the three month period ended March 31, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

On January 27, 2012, the Pactiv Foodservice laminating operations in Louisville, Kentucky were sold for cash proceeds of $80 million, resulting in a gain on sale of $76 million.

The discussion below includes a reference to actual synergies that have been achieved during the three month period ended March 31, 2013 as a result of integrating the Pactiv foodservice packaging business and Dopaco into the Pactiv Foodservice segment (formerly the Reynolds foodservice packaging business prior to the Pactiv acquisition). These actual benefits realized resulted from a combination of cost savings, including procurement, distribution efficiencies, plant rationalization and integration of the sales force and various administration functions across the combined segment. The benefits are measured based on clear and quantifiable measures, such as observable reductions in fixed overhead costs, the elimination of costs specific to production facilities that have been closed and the elimination of salaries and benefits related to headcount reductions.

Revenue. Revenue decreased by $21 million, or 2%, to $899 million for the three month period ended March 31, 2013 compared to $920 million for the three month period ended March 31, 2012. This decrease was a result of lower volume of $12 million, principally driven by lower sales in ongoing product offerings, a decrease of $10 million on pricing related to the pass-through of resin price changes to customers and a decrease of $9 million as a result of decreased volume due to the sale of the laminating operations. These decreases were partially offset by a $10 million increase from the incremental revenue of two small businesses acquired in September 2012.

Cost of Sales. Cost of sales decreased by $2 million to $772 million for the three month period ended March 31, 2013 compared to $774 million for the three month period ended March 31, 2012. This decrease was primarily attributable to lower volume in ongoing product offering categories, $11 million in lower depreciation and amortization expense resulting from assets becoming fully depreciated and a decrease of $8 million due to the sale of the laminating operations. Additionally, there was a decline in cost of sales of $4 million due to improved operational performance driven by benefits from actual synergies realized from the acquisitions of Pactiv and Dopaco. These decreases were partially offset by higher raw material costs, primarily resin.

Pactiv Foodservice's Kearny, New Jersey plant sustained damages during Hurricane Sandy in late October 2012. Due to the severity of the damages, the plant will not reopen and manufacturing operations are in the process of being transferred to other Pactiv Foodservice facilities. As Pactiv Foodservice builds capacity at other facilities, additional procurement costs were incurred during the three month period ended March 31, 2013. However, these costs were offset by insurance proceeds received during the period and, as such, there was no impact on cost of sales or gross margin for the three month period ended March 31, 2013.

Raw material costs accounted for 56% and 55% of Pactiv Foodservice's cost of sales for the three month periods ended March 31, 2013 and March 31, 2012, respectively. Raw material costs for the three month period ended March 31, 2013 increased by $2 million compared to the three month period ended March 31, 2012, due primarily to resin, partially offset by decreased volume as well as $6 million resulting from decreased volume due to the sale of the laminating operations.

Gross Profit. Gross profit decreased by $19 million, or 13%, to $127 million for the three month period ended March 31, 2013 compared to $146 million for the three month period ended March 31, 2012. Gross profit margin decreased to 14% (16% as a percentage of external revenue) for the three month period ended March 31, 2013 compared to 16% (18% as a percentage of external revenue) for the three month period ended March 31, 2012. These changes were driven by the changes in revenue and cost of sales as discussed above.

Pactiv Foodservice's gross profit is impacted by changes in the costs of raw materials, including resin and aluminum. Pactiv Foodservice generally cannot immediately pass through price increases or declines to its customers because the price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Pactiv Foodservice's purchases of raw materials from its suppliers and sales to its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $4 million, or 6%, to $76 million for the three month period ended March 31, 2013 compared to $72 million for the three month period ended March 31, 2012. The increase was primarily due to the incremental contribution of two small businesses acquired in September 2012 and higher legal and employee benefit costs.

Net Other. Net other income decreased by $43 million to $10 million for the three month period ended March 31, 2013 compared to net other income of $53 million for the three month period ended March 31, 2012. This decrease was primarily attributable to a $76 million gain on sale of the laminating operations in the prior year period. This was partially offset by $13 million of insurance recoveries in the current year period related to hurricane Sandy and manufacturing plant fire damages, $12 million of costs incurred from the manufacturing plant fire in the prior year period and a decrease of $11 million in business acquisition and integration costs.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the three month period ended March 31, 2013 were $61 million, $118 million and $117 million, respectively, compared to $127 million, $195 million and $151 million, respectively, for the three month period ended March 31, 2012.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the three month periods ended March 31, 2013 and March 31, 2012 for our Pactiv Foodservice segment is as follows:

	For the three month period ended March 31,
(In $ million)	2013	2012(1)(2)
Profit from operating activities	61	127
Depreciation and amortization	57	68
EBITDA	118	195
Included in Pactiv Foodservice segment EBITDA:
Asset impairment charges	2	—
Business acquisition and integration costs	—	11
Gain on sale of businesses and properties	—	(76)
Hurricane Sandy plant damage, net of insurance recoveries	(1)	—
Manufacturing plant fire, net of insurance recoveries	(6)	12
Non-cash changes in inventory and provisions	—	6
Operational process engineering-related consultancy costs	—	2
Restructuring costs, net of reversals	5	3
Unrealized gain on derivatives	(1)	—
Other	—	(2)
Pactiv Foodservice segment Adjusted EBITDA	117	151

(1)
The information presented for the three month period ended March 31, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

(2)	Certain reclassifications have been made to conform to the presentation of the three month period ended March 31, 2013.

Graham Packaging Segment

	For the three month period ended March 31,
(In $ million)	2013	% of segment revenue	2012(1)	% of segment revenue	Change	% change
External revenue	785	100%	795	100%	(10)	(1)%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	785	100%	795	100%	(10)	(1)%
Cost of sales	(698)	(89)%	(712)	(90)%	14	(2)%
Gross profit	87	11%	83	10%	4	5%
Selling, marketing and distribution expenses/General and administration expenses	(51)	(6)%	(46)	(6)%	(5)	11%
Net other expense	(13)	(2)%	(20)	(3)%	7	(35)%
Profit from operating activities	23	3%	17	2%	6	35%
Graham Packaging segment EBITDA	117	15%	111	14%	6	5%
Graham Packaging segment Adjusted EBITDA	133	17%	130	16%	3	2%

(1)
The information presented for the three month period ended March 31, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

The discussion below includes a reference to actual synergies that have been achieved during the three month period ended March 31, 2013 as a result of integrating Graham Packaging into RGHL. These actual benefits realized resulted from a combination of cost savings, including optimization of certain raw materials procurement for the segments, facilities consolidations, elimination of duplicative operations and overhead, improvement of supply chain management and achievement of other efficiencies.

Revenue. Revenue decreased by $10 million, or 1%, to $785 million for the three month period ended March 31, 2013 compared to $795 million for the three month period ended March 31, 2012. This decrease was primarily attributable to a decrease in sales volume of $11 million due in part to a slight decrease in end-consumer demand for certain of our customers' products and lower availability of certain of our customers' key product ingredients, which led to decreased demand for our products. Revenue also decreased as a result of an unfavorable foreign currency impact of $3 million, largely due to the strengthening of the dollar against the Brazilian real, partially offset by an increase in resin pricing passed through to customers.

Cost of Sales. Cost of sales decreased by $14 million, or 2%, to $698 million for the three month period ended March 31, 2013 compared to $712 million for the three month period ended March 31, 2012. This decrease was primarily attributable to a decrease in sales volume as well as operational improvements and actual synergies realized during the current year as a result of the Graham Packaging acquisition, partially offset by an increase in resin pricing. For the three month periods ended March 31, 2013 and March 31, 2012, raw material costs accounted for 57% and 58% of Graham Packaging's cost of sales, respectively.

Gross Profit. Gross profit increased by $4 million, or 5%, to $87 million for the three month period ended March 31, 2013 compared to $83 million for the three month period ended March 31, 2012. Gross profit margin increased to 11% for the three month period ended March 31, 2013 compared to 10% for the three month period ended March 31, 2012. These increases were driven by the changes in revenue and cost of sales as discussed in the preceding paragraphs.

Graham Packaging's gross profit is impacted by changes in the costs of raw materials, including resin, and energy-related costs. Graham Packaging purchases most of its raw materials and other input costs on the spot market and generally cannot immediately pass through price increases or declines to certain of its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Graham Packaging's purchases of raw materials from its suppliers and sales to certain of its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $5 million, or 11%, to $51 million for the three month period ended March 31, 2013 compared to $46 million for the three month period ended March 31, 2012. This increase was primarily attributable to an increase in personnel-related costs.

Net Other. Net other expense decreased by $7 million to $13 million for the three month period ended March 31, 2013 compared to net other expense of $20 million for the three month period ended March 31, 2012. This decrease was primarily attributable to a decrease of $8 million in restructuring costs and a decrease of $3 million in asset impairment charges, partially offset by an increase of $5 million in business acquisition and integration costs. These items have been included in the segment's Adjusted EBITDA calculation.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the three month period ended March 31, 2013 were $23 million, $117 million and $133 million, respectively, compared to $17 million, $111 million and $130 million, respectively, for the three month period ended March 31, 2012.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the three month periods ended March 31, 2013 and March 31, 2012 for our Graham Packaging segment is as follows:

	For the three month period ended March 31,
(In $ million)	2013	2012(1)
Profit from operating activities	23	17
Depreciation and amortization	94	94
EBITDA	117	111
Included in Graham Packaging segment EBITDA:
Asset impairment charges	2	5
Business acquisition and integration costs	11	6
Restructuring costs, net of reversals	3	8
Graham Packaging segment Adjusted EBITDA	133	130

(1)
The information presented for the three month period ended March 31, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Corporate / unallocated

	For the three month period ended March 31,
(In $ million)	2013	2012(1)	Change	% change
Gross loss	(1)	(2)	1	(50)%
Selling, marketing and distribution expenses/General and administration expenses	(22)	(31)	9	(29)%
Net other income (expense)	5	(6)	11	NM
Loss from operating activities	(18)	(39)	21	(54)%
Corporate / unallocated EBITDA	(18)	(39)	21	(54)%
Corporate / unallocated Adjusted EBITDA	(7)	(19)	12	(63)%

(1)
The information presented for the three month period ended March 31, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $9 million to $22 million for the three month period ended March 31, 2013 compared to $31 million for the three month period ended March 31, 2012. This decrease was primarily attributable to lower information technology and other corporate management expenses.

Net Other. Net other changed by $11 million to $5 million of net other income for the three month period ended March 31, 2013 compared to $6 million of net other expense for the three month period ended March 31, 2012. This change was primarily attributable to $4 million of SEC registration costs in the prior year period and the current period benefit of the reversal of $3 million in provisions related to the expiration of a tax indemnification from a business disposal. These items have been included in the Adjusted EBITDA calculation for Corporate / unallocated.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. Loss from operating activities, EBITDA and Adjusted EBITDA for the three month period ended March 31, 2013 were $18 million, a loss of $18 million and a loss of $7 million, respectively, compared to $39 million, a loss of $39 million and a loss of $19 million, respectively, for the three month period ended March 31, 2012.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of loss from operating activities to EBITDA and Adjusted EBITDA for the three month periods ended March 31, 2013 and March 31, 2012 for Corporate / unallocated is as follows:

	For the three month period ended March 31,
(In $ million)	2013	2012(1)
Loss from operating activities	(18)	(39)
Depreciation and amortization	—	—
EBITDA	(18)	(39)
Included in Corporate / unallocated EBITDA:
Business acquisition and integration costs	—	2
Non-cash changes in inventory and provisions	(3)	—
Non-cash pension expense	14	14
SEC registration costs	—	4
Corporate / unallocated Adjusted EBITDA	(7)	(19)

(1)
The information presented for the three month period ended March 31, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Differences Between the RGHL Group and Beverage Packaging Holdings Group Results of Operations
There are certain differences between the RGHL Group interim unaudited condensed consolidated financial statements and the Bev Pack interim unaudited condensed combined financial statements, each included elsewhere in this quarterly report.

RGHL is a non-operating holding company. Consequently, there are no differences between the revenue and gross profit amounts presented in the RGHL Group interim unaudited condensed consolidated financial statements and the Bev Pack interim unaudited condensed combined financial statements. The differences in the reported profit (loss) before income tax between the RGHL Group interim unaudited condensed consolidated financial statements and the Bev Pack interim unaudited condensed combined financial statements are primarily due to related party interest income and expenses that are recognized by RGHL, intercompany amounts between RGHL and the members of Bev Pack that eliminate on consolidation of the RGHL Group, foreign currency exchange movements on the related party balances of RGHL and incidental RGHL corporate expenses.

Differences between the RGHL Group statement of financial position and the Bev Pack statement of financial position are primarily attributable to the related party receivables and borrowings of RGHL.

There are no differences between the RGHL Group statement of cash flows and the Bev Pack statement of cash flows.

Liquidity and Capital Resources
Historical Cash Flows
The following table discloses our cash flows for the periods presented:

	For the three month period ended March 31, 2013
(In $ million)	2013	2012
Net cash flows from operating activities	(54)	86
Net cash used in investing activities	(126)	(20)
Net cash flows from financing activities	(78)	581

Cash Flow from Operating Activities
Cash flows from operating activities for the three month period ended March 31, 2013 generated a net cash outflow of $54 million compared to a net cash inflow of $86 million for the three month period ended March 31, 2012. The decrease of $140 million in cash flow from operating activities was largely driven by a decrease of $168 million in cash received from customers less cash paid to suppliers and employees. In the prior year, there was a cash outflow of $17 million for premiums on extinguishment of loans and borrowings which partially offsets the decrease. Additionally, there was a decrease of $11 million in interest payments due to an overall net decrease in our interest rates.

Cash Flow used in Investing Activities
Cash flows used in investing activities for the three month period ended March 31, 2013 resulted in a net cash outflow of $126 million compared to a net cash outflow of $20 million for the three month period ended March 31, 2012. The change of $106 million in net cash outflows used in investing activities was due to the acquisition of a business for an aggregate purchase price of $32 million in March 2013 and the sale of the Pactiv Foodservice laminating operations in Louisville, Kentucky for cash proceeds of $80 million in the prior year period.

Capital expenditures decreased by $20 million to $116 million for the three month period ended March 31, 2013 compared to $136 million for the three month period ended March 31, 2012. Refer to “— Capital Expenditures” for additional information regarding expenditures on property, plant and equipment and intangible assets.

Cash Flow from Financing Activities
Cash flows from financing activities for the three month period ended March 31, 2013 resulted in net cash outflow of $78 million compared to a net cash inflow of $581 million for the three month period ended March 31, 2012. The net cash inflow and outflow during each respective period is summarized as follows:

	For the three month period ended March 31, 2013
(In $ million)	2013	2012
Principal borrowed	12	1,271
Repayments of external borrowings	(87)	(659)
Payment of transaction costs	(2)	(30)
Other	(1)	(1)
Net cash (outflow) inflow	(78)	581

Refer to note 12 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information related to each of our borrowings.

Capital Expenditures

	For the three month period ended March 31, 2013
(In $ million)	2013	2012
Property, plant and equipment	113	133
Intangibles	3	3
Total capital expenditures	116	136

Capital expenditures decreased by $20 million, or 15%, to $116 million for the three month period ended March 31, 2013 compared to $136 million for the three month period ended March 31, 2012. The decrease was due to lower spending at Graham Packaging and Pactiv Foodservice, partially offset by higher spending at SIG.

We expect to incur approximately $700 million in capital expenditures during 2013 (excluding acquisitions) largely to support plant expansions in South America and the United States as well as to support replacement, growth and cost reduction initiatives. We expect to fund these expenditures with cash flows from operations. Actual capital expenditures may differ.

Capital Resources
We have substantial debt and debt service obligations. As of March 31, 2013, our total indebtedness of $18,011 million was comprised of the outstanding principal amounts of our borrowings and bank overdrafts.

We have pledged assets that secure the Reynolds Senior Secured Notes and the Senior Secured Credit Facilities. The collateral consists of substantially all the assets of the issuers and the guarantors, including the capital stock of their subsidiaries, real property, bank accounts, investments, receivables, equipment and inventory, intellectual property and insurance policies, subject to certain exclusions.

As of March 31, 2013, the Senior Secured Credit Facilities included revolving facilities of $120 million and €80 million ($102 million). As of March 31, 2013, these revolving tranches were utilized in the amounts of $66 million and €15 million ($19 million), respectively, in the form of bank guarantees and letters of credit.

We have pledged certain assets to secure a receivables loan and security agreement (the "Securitization Facility") pursuant to which the RGHL Group can borrow up to $600 million. The Securitization Facility is secured by all of the assets of the borrower, Beverage Packaging Factoring (Luxembourg) S.à r.l., primarily eligible trade receivables and cash. As of March 31, 2013, $420 million was drawn under the Securitization Facility.

We may from time to time seek to issue additional indebtedness depending on market conditions, our cash position requirements and other considerations.

In addition, we may from time to time take steps to reduce our indebtedness, which may include open market repurchases and retirement of currently outstanding indebtedness. The total amount of indebtedness that will be repurchased or retired will depend on market conditions, our cash position requirements and other considerations.

Sources of Liquidity
Our sources of liquidity for the future are expected to be our existing cash resources, cash flows from operations, drawings under the revolving credit facilities of our Senior Secured Credit Facilities, borrowings under the Securitization Facility and local working capital facilities. In addition to our cash and cash equivalents, as of March 31, 2013, we had $54 million and €65 million ($83 million) available for drawing under our revolving credit facilities. Our revolving credit facilities mature in November 2014.

Our ability to borrow under our revolving credit facilities or our other local working capital facilities may be limited by the terms of such indebtedness or other indebtedness (including the Reynolds Notes and the 2007 Notes), including financial covenants.

As of March 31, 2013, our total indebtedness of $18,011 million was comprised of the outstanding principal amounts of our borrowings and bank overdrafts. Our 2013 annual cash interest obligations on our Senior Secured Credit Facilities, our outstanding notes, the Securitization Facility and our other indebtedness are expected to be approximately $1,317 million, assuming interest on our floating rate debt continues to accrue at the current interest rate. We expect to meet our debt service obligations with our existing cash resources and cash flows from operations, which we believe will be adequate to meet our obligations for the next year.

Under the indentures governing the Reynolds Notes (excluding the February 2012 Senior Notes ,which no longer contain such covenants) and the 2007 Notes, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Indebtedness may be incurred under the incurrence tests if the fixed charge coverage ratio is at least 2.00 to 1.00 on a pro forma basis and (i) under the indentures that govern our Reynolds Senior Secured Notes, the liens securing first lien secured indebtedness do not exceed a 3.50 to 1.00 senior secured leverage ratio and (ii) under the indentures that govern our Reynolds Senior Notes and the 2007 Notes, the liens securing any secured indebtedness do not exceed a 4.50 to 1.00 secured leverage ratio.

Under the credit agreement governing the Senior Secured Credit Facilities, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Incremental senior secured indebtedness under the Senior Secured Credit Facilities and senior secured notes in lieu thereof are permitted to be incurred up to an aggregate principal amount of $750 million subject to pro forma compliance with the Senior Secured Credit Facilities' senior secured first lien leverage ratio covenant. In addition, we may incur incremental senior secured indebtedness under the credit agreement governing our Senior Secured Credit Facilities and senior secured notes in an unlimited amount so long as our senior secured first lien leverage ratio does not exceed 3.50 to 1.00 on a pro forma basis and (in the case of incremental senior secured indebtedness under the Senior Secured Credit Facilities only) we are in pro forma compliance with the senior secured first lien leverage ratio covenant included in the credit agreement governing our Senior Secured Credit Facilities. The incurrence of unsecured indebtedness, including the issuance of senior notes, and unsecured subordinated indebtedness is also permitted subject to pro forma compliance with the Senior Secured Credit Facilities' senior secured first lien leverage ratio covenant.

Under the credit agreement governing the Senior Secured Credit Facilities, we are subject to a maintenance covenant that stipulates a maximum net senior secured first lien leverage ratio. As of the last day of each fiscal quarter, our net senior secured first lien leverage ratio must be less than or equal to 4.50 to 1.00.

As of March 31, 2013, our net senior secured first lien leverage ratio was 3.26x as calculated for purposes of the maintenance covenant under the credit agreement governing the Senior Secured Credit Facilities. The credit agreement governing our Senior Secured Credit Facilities does not require us to include the indebtedness under the Securitization Facility in the calculation of the net senior secured first lien leverage ratio.

The indentures governing the Reynolds Notes (excluding the February 2012 Senior Notes, which no longer contain such covenants) and the 2007 Notes and the credit agreement governing the Senior Secured Credit Facilities also contain negative covenants. The negative covenants include limitations, subject to agreed exceptions, on the ability of RGHL and its material subsidiaries to: incur additional indebtedness (including guarantees); incur liens; enter into sale and lease-back transactions; make investments, loans and advances; implement mergers, consolidations and sales of assets; make restricted payments or enter into restrictive agreements; enter into transactions with affiliates on non-arm's length terms; change the business conducted by RGHL and its subsidiaries; prepay, or make redemptions and repurchases of specified indebtedness; amend certain material agreements governing specified indebtedness; make certain amendments to the organizational documents of RGHL and its material subsidiaries; change RGHL's fiscal year; and conduct an active business in the case of RGHL and BP II.

The indentures governing the Reynolds Notes and the 2007 Notes and our Senior Secured Credit Facilities generally allow subsidiaries of RGHL to transfer funds in the form of cash dividends, loans or advances within the RGHL Group.

We believe that our cash flows from operations and our existing available cash, together with our other available external financing sources, will be adequate to meet our future liquidity needs for the next year. We are currently in compliance with the covenants under the credit agreement governing our Senior Secured Credit Facilities and our other outstanding indebtedness, including the Reynolds Notes and the 2007 Notes. We expect to remain in compliance with our covenants.

We also expect to incur further cash outlays of approximately $14 million by the end of 2013 to integrate Graham Packaging into the RGHL Group.

Our future operating performance and our ability to service or refinance the Senior Secured Credit Facilities, our outstanding notes and other indebtedness are subject to economic conditions and financial, business and other factors, many of which are beyond our control.

Contractual Obligations
The following table summarizes our material obligations as of March 31, 2013:

	Payments, due by period, as of March 31, 2013
(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
Trade and other payables	1,889	1,889	—	—	—
Debt and interest(1)	26,656	1,787	2,640	4,020	18,209
Operating leases	413	113	147	74	79
Unconditional capital expenditure obligations(2)	220	217	3	—	—
Total contractual obligations	29,178	4,006	2,790	4,094	18,288

(1)
Total repayments of financial liabilities consist of the principal amounts, fixed and floating rate interest obligations and the cash flows associated with commodity and other derivative instruments. The exchange rate on euro-denominated borrowings and the interest rate on the floating rate debt balances has been assumed to be the same as the respective rates during the month of March 2013. Both the three month LIBOR and EURIBOR rates during the month of March 2013 were below the floor rates established in accordance with the respective agreements.

(2)
Unconditional capital expenditure obligations include plant expansions in our Pactiv Foodservice and SIG segments and business growth and operational enhancements in our Graham Packaging segment, primarily in North America.

Contingent Liabilities
Our contingent liabilities are primarily comprised of guarantees given to banks providing credit facilities to our joint venture company SIG Combibloc Obeikan Company Limited, in Riyadh, Kingdom of Saudi Arabia.

Off-Balance Sheet Arrangements
Other than operating leases entered into in the normal course of business, we currently have no material off-balance sheet obligations.

Accounting Principles
Our interim unaudited condensed consolidated financial statements are prepared in accordance with IFRS and IFRIC Interpretations as issued by the IASB.

Critical Accounting Policies
For a summary of our critical accounting policies, refer to “Part I — Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies” of our Annual Report. Our critical accounting policies have not changed from those disclosed in our Annual Report, except for the adoption of revised IAS 19 "Employee Benefits," ("IAS 19R") as discussed in note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Recently Issued Accounting Pronouncements
There have been no issued accounting pronouncements during the three month period ended March 31, 2013 that significantly impact the RGHL Group.

There have been no material changes to any previously issued accounting pronouncements or to the RGHL Group's evaluation of the related impact as disclosed in our Annual Report.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
In the normal course of business we are subject to risks from adverse fluctuations in interest and foreign currency exchange rates and commodity prices. We manage these risks through a combination of an appropriate mix between variable rate and fixed rate borrowings and natural offsets of foreign currency receipts and payments, supplemented by forward foreign currency exchange contracts and commodity derivatives. Derivative contracts are not used for trading or speculative purposes. The extent to which we use derivative instruments is dependent upon our access to them in the financial markets and our use of other risk management methods, such as netting exposures for foreign currency exchange risk and establishing sales arrangements that permit the pass-through to customers of changes in commodity prices. Our objective in managing our exposure to market risk is to limit the impact on earnings and cash flow.

Interest Rate Risk
We had significant debt commitments outstanding as of March 31, 2013. These on-balance sheet financial instruments, to the extent they accrue interest at variable interest rates, expose us to interest rate risk. Our interest rate risk arises primarily on significant borrowings that are denominated in dollars and euro that are drawn under our Senior Secured Credit Facilities and our Securitization Facility. As of March 31, 2013, the agreement governing the Senior Secured Credit Facilities included an interest rate floor of (i) 2.0% per annum on U.S. and European revolving loans and (ii) 1.0% per annum on U.S. and European term loans. As of March 31, 2013, the Securitization Facility accrued interest at a floating rate with no floor.

The underlying three month LIBOR and EURIBOR rates as of March 31, 2013, were 0.28% and 0.21%, respectively. Based on our outstanding debt commitments as of March 31, 2013, a one-year timeframe and all other variables, in particular foreign currency exchange rates, remaining constant, a 100 basis point increase in interest rates would result in a $6 million increase and a $1 million increase in the interest expense on the U.S. and European term loans, respectively, under our Senior Secured Credit Facilities. A 100 basis point decrease in interest rates would have no impact on the interest expense on the U.S. or European term loans due to the LIBOR and EURIBOR floors under our Senior Secured Credit Facilities.

The interest rate on the Securitization Facility as of March 31, 2013 was 2.13%. Based on our outstanding debt commitments under our Securitization Facility as of March 31, 2013, a one-year timeframe and all other variables remaining constant, a 100 basis point increase in interest rates would result in a $4 million increase in interest expense while a 100 basis point decrease in interest rates would result in a $1 million decrease in interest expense, due to the low variable rate portion.

Foreign Currency Exchange Rate Risk
As a result of our international operations, we are exposed to foreign currency exchange risk arising from sales, purchases, assets and borrowings that are denominated in currencies other than the functional currencies of the respective entities.

In accordance with our treasury policy, we take advantage of natural offsets to the extent possible. Therefore, when commercially feasible, we borrow in the same currencies in which cash flows from operations are generated. Generally we do not use forward exchange contracts to hedge residual foreign currency exchange risk arising from customary receipts and payments denominated in foreign currencies. However, when considered appropriate we may enter into forward exchange contracts to hedge foreign currency exchange risk arising from specific transactions. As of March 31, 2013, we had no significant forward foreign currency exchange contracts outstanding.

We generally do not hedge our exposure to translation gains or losses in respect of our non-dollar functional currency assets or liabilities.

For the three month period ended March 31, 2013, our primary foreign currency exchange exposure resulted from dollar-denominated net intercompany borrowings payable offset by dollar-denominated cash and cash equivalents in a euro functional currency entity. The continued change in the foreign currency exchange rate between the dollar and the euro will result in us recognizing either foreign currency exchange gains or losses on the translation of this indebtedness in the future. A 100 basis point increase in the rates, applied as of March 31, 2013, would have resulted in additional foreign currency loss of $24 million, while a 100 basis point decrease would have resulted in a reduction of $24 million of the reported foreign currency loss.

In addition, we are also exposed to foreign currency exchange risk on certain other intercompany borrowings between certain of our entities with different functional currencies.

Commodity Risk
We are exposed to commodity and other price risk principally from the purchase of resin, natural gas, electricity, raw cartonboard, aluminum and steel. We use various strategies to manage cost exposures on certain raw material purchases with the objective of obtaining more predictable costs for these commodities. We generally enter into commodity financial instruments or derivatives to hedge commodity prices related to resin, aluminum and natural gas.

We enter into futures and swaps to hedge our exposure to commodity price fluctuations. We believe these contracts manage our price risk by reference to the difference between the fixed contract price and the market price. The following table provides the details of our outstanding derivative contracts as of March 31, 2013.

Type	Unit of measure	Contracted volumes	Contracted price range	Contracted date of maturity
Resin futures	metric tonne	80,880	€1,478 - €1,585	Apr 2013 - Jan 2015
Resin swaps	kiloliter	6,200	JPY54,292	Apr 2013 - Dec 2013
Resin swaps	pound	36,500,000	$0.85 - $0.93	Apr 2013 - Dec 2013
Aluminum futures	metric tonne	14,110	$1,954 - $2,150	Apr 2013 - May 2014
Aluminum swaps	metric tonne	47,591	$1,918 - $2,356	Apr 2013 - Dec 2016*
Natural gas swaps	million BTU	3,595,939	$3.11 - $4.00	Apr 2013 - Feb 2014
Ethylene swaps	pound	3,625,000	$0.60	Apr 2013
Benzene swaps	U.S. liquid gallon	1,340,801	$3.70 - $3.90	Apr 2013
Diesel swaps	U.S. liquid gallon	23,206,740	$3.86 - $4.06	Apr 2013 - Mar 2014
Electricity swaps	megawatt hour	110,141	NZD$59.00 - NZD$81.76	Apr 2013 - Mar 2014

*	Includes a swap that hedges the price of aluminum for a private label customer contract that expires in December 2016.

The fair values of the derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that we would pay or receive to terminate the contracts. As of March 31, 2013, the estimated fair values of the outstanding commodity derivative contracts were a net liability of $8 million. During the three month period ended March 31, 2013, we recognized a $1 million unrealized loss in other expenses in the profit and loss component of the statement of comprehensive income related to the outstanding commodity derivatives.

ITEM 4. CONTROLS AND PROCEDURES.
Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods. We, under the supervision of and with the participation of our management, including our principal executive officer and principal financial officer, have evaluated the effectiveness of our disclosure controls and procedures, and we and such officers have concluded that such controls and procedures were adequate and effective as of March 31, 2013.

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting during the three month period ended March 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION
ITEM 1. LEGAL PROCEEDINGS.
We are involved in legal proceedings from time to time in the ordinary course of business. We believe that the outcome of these proceedings will not have a material effect on our financial condition, results of operations or cash flows. There have been no material changes to the legal proceedings disclosed in our Annual Report.

ITEM 1A. RISK FACTORS.
There have been no material changes in the risk factors disclosed in our Annual Report.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.
Not applicable.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.
Not applicable.

ITEM 4. MINE SAFETY DISCLOSURE.
Not applicable.

ITEM 5. OTHER INFORMATION.
Not applicable.

ITEM 6. EXHIBITS.

Exhibit Number	Description of Exhibit
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Executive Officer pursuant to section 1350 of Title 18 of the United States Code, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Principal Financial Officer pursuant to section 1350 of Title 18 of the United States Code, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

31.1 Rule 13a-14(a) Certification

I, Thomas Degnan, the Chief Executive Officer of Reynolds Group Holdings Limited, certify that:

1.   I have reviewed this quarterly report of Reynolds Group Holdings Limited;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)   Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the periods covered by this report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ THOMAS DEGNAN
Thomas Degnan
Chief Executive Officer
May 13, 2013

31.2 Rule 13a-14(a) Certification
I, Allen Hugli, the Chief Financial Officer of Reynolds Group Holdings Limited, certify that:

1.    I have reviewed this quarterly report of Reynolds Group Holdings Limited;

2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.    The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)   Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the periods covered by this report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5.    The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
May 13, 2013

32.1 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the quarterly report of Reynolds Group Holdings Limited for the three month period ended March 31, 2013 as furnished with the Securities and Exchange Commission on the date hereof, I, Thomas Degnan, as Chief Executive Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)   The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ THOMAS DEGNAN
Thomas Degnan
Chief Executive Officer
May 13, 2013

32.2 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the quarterly report of Reynolds Group Holdings Limited for the three month period ended March 31, 2013 as furnished with the Securities and Exchange Commission on the date hereof, I, Allen Hugli, as Chief Financial Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)   The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
May 13, 2013

Reynolds Group Holdings Limited

Interim unaudited condensed consolidated financial statements for the three month periods ended
March 31, 2013 and March 31, 2012

Reynolds Group Holdings Limited

Contents

Index to the Financial Statements

Reynolds Group Holdings Limited interim unaudited condensed consolidated financial statements for the three month periods ended March 31, 2013 and 2012

Interim unaudited condensed consolidated statements of comprehensive income	F-2

Interim unaudited condensed consolidated statements of financial position	F-3

Interim unaudited condensed consolidated statements of changes in equity	F-4

Interim unaudited condensed consolidated statements of cash flows	F-5

Notes to the interim unaudited condensed consolidated financial statements	F-7

Beverage Packaging Holdings Group interim unaudited condensed combined financial statements for the three month periods ended March 31, 2013 and 2012

Interim unaudited condensed combined statements of comprehensive income	G-1

Interim unaudited condensed combined statements of financial position	G-2

Interim unaudited condensed combined statements of changes in equity	G-3

Interim unaudited condensed combined statements of cash flows	G-4

Notes to the interim unaudited condensed combined financial statements	G-6

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of comprehensive income

		For the three month period ended March 31,
(In $ million)	Note	2013	2012(1)(2)
Revenue		3,299	3,319
Cost of sales		(2,686)	(2,714)
Gross profit		613	605
Other income	6	13	94
Selling, marketing and distribution expenses		(80)	(85)
General and administration expenses		(232)	(238)
Other expenses	7	(2)	(70)
Share of profit of associates and joint ventures, net of income tax		3	5
Profit from operating activities		315	311
Financial income	8	9	137
Financial expenses	8	(419)	(372)
Net financial expenses		(410)	(235)
Profit (loss) before income tax		(95)	76
Income tax benefit (expense)	9	16	(36)
Profit (loss) for the period		(79)	40
Other comprehensive income (loss) for the period, net of income tax
Items that may be reclassified into profit (loss)
Exchange differences on translating foreign operations		84	19
Items that will not be reclassified into profit (loss)
Remeasurement of defined benefit plans, net of income tax		212	160
Total other comprehensive income (loss) for the period, net of income tax		296	179
Total comprehensive income (loss) for the period		217	219
Profit (loss) attributable to:
Equity holder of the Group		(80)	40
Non-controlling interests		1	—
		(79)	40
Total comprehensive income (loss) attributable to:
Equity holder of the Group		216	219
Non-controlling interests		1	—
		217	219

(1)	The information presented for the three month period ended March 31, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 for additional information.

(2)
Revenue and other income for the three month period ended March 31, 2012 have been revised to conform to the presentation of the three month period ended March 31, 2013. Refer to note 2.2 for additional information.

The interim unaudited condensed consolidated statements of comprehensive income should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of financial position

(In $ million)	Note	As of March 31, 2013	As of December 31, 2012*	As of January 1, 2012*
Assets
Cash and cash equivalents		1,292	1,556	597
Trade and other receivables		1,555	1,443	1,509
Inventories	11	1,766	1,612	1,764
Current tax assets		37	46	39
Assets held for sale		18	21	70
Derivatives		5	5	1
Other assets		72	79	65
Total current assets		4,745	4,762	4,045
Non-current receivables		359	354	326
Investments in associates and joint ventures		138	141	119
Deferred tax assets		45	42	29
Property, plant and equipment		4,314	4,363	4,546
Investment properties		30	32	29
Intangible assets		12,159	12,274	12,545
Derivatives		358	374	122
Other assets		176	139	86
Total non-current assets		17,579	17,719	17,802
Total assets		22,324	22,481	21,847
Liabilities
Bank overdrafts		2	2	3
Trade and other payables		1,889	1,808	1,760
Liabilities directly associated with assets held for sale		—	—	30
Borrowings	12	456	524	521
Current tax liabilities		131	149	165
Derivatives		12	13	16
Employee benefits		210	270	228
Provisions		88	91	98
Total current liabilities		2,788	2,857	2,821
Non-current payables		48	53	38
Borrowings	12	17,326	17,378	16,625
Deferred tax liabilities		1,220	1,150	1,383
Derivatives		1	—	—
Employee benefits		1,277	1,585	1,345
Provisions		110	120	134
Total non-current liabilities		19,982	20,286	19,525
Total liabilities		22,770	23,143	22,346
Net liabilities		(446)	(662)	(499)
Equity
Share capital		1,695	1,695	1,695
Reserves		(1,224)	(1,520)	(1,466)
Accumulated losses		(938)	(858)	(750)
Equity attributable to equity holder of the Group		(467)	(683)	(521)
Non-controlling interests		21	21	22
Total equity (deficit)		(446)	(662)	(499)

*	The information presented as of December 31, 2012 and January 1, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 for additional information.
The interim unaudited condensed consolidated statements of financial position should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of changes in equity

(In $ million)	Share capital	Translation of foreign operations	Other reserves(1)	Accumulated losses	Equity attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the period (January 1, 2012)(2)	1,695	344	(1,810)	(750)	(521)	22	(499)
Total comprehensive income (loss) for the period:
Profit (loss) after tax(2)	—	—	—	40	40	—	40
Remeasurement of defined benefit plans, net of income tax	—	—	160	—	160	—	160
Reclassification upon sale of business	—	—	7	(7)	—	—	—
Foreign currency exchange translation reserve(2)	—	19	—	—	19	—	19
Total comprehensive income (loss) for the period(2)	—	19	167	33	219	—	219
Balance as of March 31, 2012(2)	1,695	363	(1,643)	(717)	(302)	22	(280)
Balance at the beginning of the period (January 1, 2013)	1,695	356	(1,876)	(858)	(683)	21	(662)
Total comprehensive income (loss) for the period:
Profit (loss) after tax	—	—	—	(80)	(80)	1	(79)
Remeasurement of defined benefit plans, net of income tax	—	—	212	—	212	—	212
Foreign currency exchange translation reserve	—	84	—	—	84	—	84
Total comprehensive income (loss) for the period	—	84	212	(80)	216	1	217
Dividends paid to non-controlling interests	—	—	—	—	—	(1)	(1)
Balance as of March 31, 2013	1,695	440	(1,664)	(938)	(467)	21	(446)

(1)	Balances include the cumulative reduction in equity of $1,561 million from common control transactions, with the remainder consisting of the cumulative remeasurement of the defined benefit plans.

(2)
The information presented as of January 1, 2012 and as of and for the three month period ended March 31, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 for additional information.

The interim unaudited condensed consolidated statements of changes in equity should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of cash flows

	For the three month period ended March 31,
(In $ million)	2013	2012
Cash flows from operating activities
Cash received from customers	3,258	3,333
Cash paid to suppliers and employees	(2,990)	(2,897)
Interest paid	(283)	(294)
Income taxes paid, net of refunds received	(39)	(39)
Premium on extinguishment of loans and borrowings	—	(17)
Net cash from operating activities	(54)	86
Cash flows used in investing activities
Acquisition of property, plant and equipment and investment properties	(113)	(133)
Proceeds from sale of property, plant and equipment, investment properties and other assets	13	19
Acquisition of intangible assets	(3)	(3)
Acquisition of businesses, net of cash acquired*	(32)	—
Disposal of businesses, net of cash disposed	—	94
Interest received	5	1
Dividends received from joint ventures	4	2
Net cash used in investing activities	(126)	(20)
Cash flows from financing activities
Drawdown of loans and borrowings:
February 2012 Senior Notes	—	1,250
Other borrowings	12	21
Repayment of loans and borrowings:
Securitization Facility	(80)	—
September 2012 Credit Agreement	(6)	—
2011 Credit Agreement	—	(11)
Graham Packaging Notes assumed	—	(388)
Pactiv 2012 Notes assumed	—	(249)
Other borrowings	(1)	(11)
Payment of debt transaction costs	(2)	(30)
Dividends paid to related parties and non-controlling interests	(1)	(1)
Net cash from financing activities	(78)	581
Net increase (decrease) in cash and cash equivalents	(258)	647
Cash and cash equivalents at the beginning of the period	1,554	594
Effect of exchange rate fluctuations on cash held	(6)	9
Cash and cash equivalents at the end of the period	1,290	1,250
Cash and cash equivalents comprise
Cash and cash equivalents	1,292	1,253
Bank overdrafts	(2)	(3)
Cash and cash equivalents at the end of the period	1,290	1,250

*
During March 2013, the Group acquired a business for an aggregate purchase price of $32 million, subject to working capital adjustments. The consideration was paid in cash. Due to the relative size and the proximity of the acquisition date to March 31, 2013, the purchase price has not yet been fully allocated and the unallocated portion was accounted for against other non-current assets in the Group's consolidated financial statements.

The interim unaudited condensed consolidated statements of cash flows should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of cash flows

Reconciliation of the profit (loss) for the period with the net cash from operating activities

	For the three month period ended March 31,
(In $ million)	2013	2012*
Profit (loss) for the period	(79)	40
Adjustments for:
Depreciation of property, plant and equipment	176	192
Amortization of intangible assets	87	97
Asset impairment charges	4	15
Net foreign currency exchange (gain) loss	(1)	1
Change in fair value of derivatives	1	(9)
Gain on sale of property, plant and equipment and non-current assets	(2)	(2)
Gain on sale of businesses	—	(76)
Net financial expenses	410	235
Share of profit of equity accounted investees	(3)	(5)
Income tax (benefit) expense	(16)	36
Interest paid	(283)	(294)
Income taxes paid, net of refunds received	(39)	(39)
Premium on extinguishment of loans and borrowings	—	(17)
Change in trade and other receivables	(121)	12
Change in inventories	(155)	(78)
Change in trade and other payables	7	(26)
Change in provisions and employee benefits	(65)	1
Change in other assets and liabilities	25	3
Net cash from operating activities	(54)	86

*	The information presented for the three month period ended March 31, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 for additional information.

The interim unaudited condensed consolidated statements of cash flows should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2013

1.Reporting entity

Reynolds Group Holdings Limited (the “Company”) is a company domiciled in New Zealand and registered under the Companies Act 1993.

The interim unaudited condensed consolidated financial statements of the Company as of March 31, 2013 and for the three month periods ended March 31, 2013 and March 31, 2012 comprise the Company and its subsidiaries and their interests in associates and jointly controlled entities. Collectively, these entities are referred to as the “Group."

The address of the registered office of the Company is c/o: Bell Gully, Level 22, Vero Centre, 48 Shortland Street, Auckland 1010, New Zealand.

2.    Basis of preparation

2.1    Statement of compliance

The interim unaudited condensed consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting.” The disclosures required in these interim unaudited condensed consolidated financial statements are less extensive than the disclosure requirements for annual financial statements. The December 31, 2012 statement of financial position as presented in the interim unaudited condensed consolidated financial statements was derived from the Group's audited financial statements for the year ended December 31, 2012, but does not include the disclosures required by IFRS as issued by the IASB.

The interim unaudited condensed consolidated financial statements comprise the statements of comprehensive income, financial position, changes in equity and cash flows as well as the relevant notes to the interim unaudited condensed consolidated financial statements.

The interim unaudited condensed consolidated financial statements do not include all of the information required for annual financial statements and should be read in conjunction with the annual financial statements of the Group for the year ended December 31, 2012.

The interim unaudited condensed consolidated financial statements were approved by the Board of Directors on May 13, 2013 in Chicago, Illinois (May 14, 2013 in Auckland, New Zealand).

2.2    Comparative information

Effective January 1, 2013, the Group adopted the revisions to IAS 19, “Employee Benefits” (“IAS 19R”) on a retrospective basis in accordance with the provisions set out in the standard. All comparative information included in this report, except where otherwise indicated, has been presented as if IAS 19R had been applied from that date. In accordance with IAS 1, because the Group has applied the revised standard on a retrospective basis, the Group has included the January 1, 2012 statement of financial position together with the statements of financial position as of December 31, 2012 and March 31, 2013. Refer to note 13 for additional information regarding the adoption of IAS 19R.

During the year ended December 31, 2012, the Group made an adjustment in its Evergreen segment to conform its presentation of scrap and by-product sales. The adjustment increased revenue and decreased other income by $7 million for the three month period ended March 31, 2012. The adjustment had no impact on EBITDA, Adjusted EBITDA and the statement of cash flows for the three month period ended March 31, 2012.

2.3    Negative equity

The statement of financial position presents negative equity of $446 million and $662 million as of March 31, 2013 and December 31, 2012, respectively. Total equity was reduced by the Group's accounting for the common control acquisitions of the Closures segment and Reynolds consumer products business in 2009, and of the Evergreen segment and Reynolds foodservice packaging business in 2010. The Group accounts for acquisitions under common control of its ultimate shareholder, Mr. Graeme Hart, using the carry-over or book value method. The excess of the purchase price over the carrying values of the share capital acquired is recognized as a reduction in equity. As of March 31, 2013 and December 31, 2012, the common control transactions had generated a cumulative reduction in equity of $1,561 million.

2.4    Accounting policies and recently issued accounting pronouncements

Accounting policies

The accounting policies applied by the Group in the interim unaudited condensed consolidated financial statements are consistent with those applied by the Group in its annual consolidated financial statements for the year ended December 31, 2012 with the exception of the adoption of IAS 19R as discussed in note 2.2.

Recently issued accounting pronouncements

There have been no issued accounting pronouncements during the three month period ended March 31, 2013 that significantly impact the Group.

There have been no material changes to any previously issued accounting pronouncements or to the Group's evaluation of the related impact as disclosed by the Group in the annual consolidated financial statements for the year ended December 31, 2012.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2013

3.    Financial risk management

3.1     Liquidity risk

The Group’s contractual cash flows related to total borrowings as of March 31, 2013 are as follows:

(In $ million)	Total debt and interest	Less than one year	One to three years	Three to five years	Greater than five years
As of March 31, 2013*	26,656	1,787	2,640	4,020	18,209

As of December 31, 2012*	27,078	1,857	2,654	4,046	18,521

*
The exchange rate on euro-denominated borrowings and the interest rates on the floating rate debt balances have been assumed to be the same as the respective rates as of March 31, 2013 and December 31, 2012, respectively.

Trade and other payables that are due for payment in less than one year were $1,889 million and $1,808 million as of March 31, 2013 and December 31, 2012, respectively.

3.2    Fair value measurements recognized in the statements of comprehensive income

The Group’s derivative financial instruments are measured subsequent to initial recognition at fair value and are grouped into levels based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

All of the Group's derivative financial instruments were in Level 2 as of March 31, 2013 and December 31, 2012.

There were no transfers between any levels during the three month period ended March 31, 2013. There have been no changes in the classifications of financial instruments as a result of a change in the purpose or use of these assets.

4.    Seasonality

Our business is impacted by seasonal fluctuations.

SIG

SIG's operations are moderately seasonal. SIG's customers are principally engaged in providing products such as beverages and liquid foods that are generally less sensitive to seasonal effects, although SIG experiences some seasonality as a result of increased consumption of juices and tea during the summer months in Europe. SIG therefore typically experiences a greater level of carton sleeve sales in the second and third quarters. Sales in the fourth quarter can increase due to additional purchases by customers prior to the end of the year to achieve annual volume rebates that SIG offers.

Evergreen

Evergreen's operations are moderately seasonal. Evergreen's customers are principally engaged in providing products that are generally less sensitive to seasonal effects, although Evergreen does experience some seasonality as a result of increased consumption of milk by school children during the North American academic year. Evergreen therefore typically experiences a greater level of carton product sales in the first and fourth quarters when North American schools are in session.

Closures

Closures' operations are moderately seasonal. Closures experiences some seasonality as a result of increased consumption of bottled beverages during the summer months. In order to avoid capacity shortfalls in the summer months, Closures' customers typically begin building inventories in advance of the summer season. Therefore, Closures typically experiences a greater level of closure sales during the second and third quarters in the Northern Hemisphere.

Reynolds Consumer Products

Reynolds Consumer Products' operations are moderately seasonal with higher levels of sales of cooking and tableware products around major U.S. holidays. Sales of cooking products are typically higher in the fourth quarter of the year, primarily due to the holiday use of Reynolds Wrap foil, Reynolds Oven Bags and Reynolds Parchment Paper. Sales of tableware products are higher in the second quarter of the year due to outdoor summer holiday use of disposable tableware plates, cups and bowls. Sales of waste and storage products are slightly higher in the second half of the year in North America, coinciding with the outdoor fall cleanup season.

Pactiv Foodservice

Pactiv Foodservice's operations are moderately seasonal, peaking during the summer and fall months in the Northern Hemisphere when the favorable weather, harvest, and the holiday season lead to increased consumption of foodservice and food packaging products. Pactiv Foodservice therefore typically experiences a greater level of sales in the second through fourth quarters.

Graham Packaging

Graham Packaging's operations are slightly seasonal with higher levels of unit volume sales in the second and third quarters. Graham Packaging experiences some seasonality of bottled beverages during the summer months, most significantly in North America. Typically the business begins to build inventory in the first and early second quarters to prepare for the summer demand.

5.    Segment reporting

The Group's reportable business segments are as follows:

•
SIG — SIG is a manufacturer of aseptic carton packaging systems for both beverage and liquid food products, ranging from juices and milk to soups and sauces. SIG supplies complete aseptic carton packaging systems, which include aseptic filling machines, aseptic cartons, spouts, caps and closures and related services.

•
Evergreen — Evergreen is a vertically integrated manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other manufacturers. Evergreen also produces paper products for commercial printing.

•
Closures — Closures is a manufacturer of plastic beverage caps, closures and high speed rotary capping equipment, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market.

•
Reynolds Consumer Products — Reynolds Consumer Products is a U.S. manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags, and disposable tableware and cookware.

•
Pactiv Foodservice — Pactiv Foodservice is a manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups and lids, molded fiber and PET egg cartons, meat and poultry trays, absorbent tray pads, plastic film and aluminum containers.

•	Graham Packaging — Graham Packaging is a manufacturer of value-added, custom blow molded plastic containers for branded consumer products.

The Chief Operating Decision Maker does not review the business activities of the Group based on geography.

The accounting policies applied by each segment are the same as the Group’s accounting policies. Results from operating activities represent the profit earned by each segment without allocation of central administrative revenues and expenses, financial income and expenses, and income tax benefit and expense.

The performance of the operating segments is assessed by the Chief Operating Decision Maker based on adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense, net financial expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash.

Segment assets and liabilities exclude intercompany transactions, which affect balances as a result of trade and borrowings between the segments. Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Inter-segment pricing is determined with reference to prevailing market prices on an arm’s-length basis, with the exception of Pactiv Foodservice's sales of Hefty and store brand products to Reynolds Consumer Products and Reynolds Consumer Products' sales to Pactiv Foodservice, which are sold at cost.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2013

Business segment reporting

	For the three month period ended March 31, 2013
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated	Total
Total external revenue	514	375	278	559	788	785	—	3,299
Total inter-segment revenue	—	23	3	32	111	—	(169)	—
Total segment revenue	514	398	281	591	899	785	(169)	3,299
Gross profit	129	66	44	161	127	87	(1)	613
Expenses and other income	(34)	(22)	(32)	(66)	(66)	(64)	(17)	(301)
Share of profit of associates and joint ventures	3	—	—	—	—	—	—	3
Earnings before interest and tax (“EBIT”)	98	44	12	95	61	23	(18)	315
Financial income								9
Financial expenses								(419)
Loss before income tax								(95)
Income tax benefit								16
Loss after income tax								(79)

Earnings before interest and tax (“EBIT”)	98	44	12	95	61	23	(18)	315
Depreciation and amortization	50	14	20	28	57	94	—	263
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	148	58	32	123	118	117	(18)	578

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2013

	For the three month period ended March 31, 2013
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	148	58	32	123	118	117	(18)	578
Included in EBITDA:
Asset impairment charges	—	—	—	—	2	2	—	4
Business acquisition and integration costs	—	—	—	—	—	11	—	11
Equity method profit not distributed in cash	1	—	—	—	—	—	—	1
Gain on sale of businesses and properties	(2)	—	—	—	—	—	—	(2)
Hurricane Sandy plant damage, net of insurance recoveries	—	—	—	—	(1)	—	—	(1)
Manufacturing plant fire, net of insurance recoveries	—	—	—	—	(6)	—	—	(6)
Non-cash changes in inventory and provisions	—	—	—	—	—	—	(3)	(3)
Non-cash pension expense	—	—	—	—	—	—	14	14
Operational process engineering-related consultancy costs	1	—	—	—	—	—	—	1
Restructuring costs, net of reversals	—	—	—	—	5	3	—	8
Unrealized (gain) loss on derivatives	(6)	(1)	1	8	(1)	—	—	1
VAT and customs refunds on historical imports	(16)	—	—	—	—	—	—	(16)
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	126	57	33	131	117	133	(7)	590
Segment assets as of March 31, 2013	3,106	1,123	1,668	4,146	5,407	5,605	1,269	22,324
Segment liabilities as of March 31, 2013	660	424	342	880	1,372	1,031	18,061	22,770

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2013

	For the three month period ended March 31, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated	Total
Total external revenue	467	393	293	555	816	795	—	3,319
Total inter-segment revenue	—	17	3	18	104	—	(142)	—
Total segment revenue	467	410	296	573	920	795	(142)	3,319
Gross profit	105	62	53	158	146	83	(2)	605
Expenses and other income	(74)	(21)	(26)	(56)	(19)	(66)	(37)	(299)
Share of profit of associates and joint ventures	5	—	—	—	—	—	—	5
Earnings before interest and tax (“EBIT”)	36	41	27	102	127	17	(39)	311
Financial income								137
Financial expenses								(372)
Profit before income tax								76
Income tax expense								(36)
Profit after income tax								40

Earnings before interest and tax (“EBIT”)	36	41	27	102	127	17	(39)	311
Depreciation and amortization	62	14	19	32	68	94	—	289
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	98	55	46	134	195	111	(39)	600

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2013

	For the three month period ended March 31, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	98	55	46	134	195	111	(39)	600
Included in EBITDA:
Asset impairment charges	—	—	—	—	—	5	—	5
Business acquisition and integration costs	—	—	—	1	11	6	2	20
Equity method profit not distributed in cash	(3)	—	—	—	—	—	—	(3)
Gain on sale of businesses and properties	—	—	—	—	(76)	—	—	(76)
Manufacturing plant fire, net of insurance recoveries	—	—	—	—	12	—	—	12
Non-cash changes in inventory and provisions	—	—	—	3	6	—	—	9
Non-cash pension expense	—	—	—	—	—	—	14	14
Operational process engineering-related consultancy costs	—	—	—	—	2	—	—	2
Restructuring costs, net of reversals	16	—	—	—	3	8	—	27
SEC registration costs	—	—	—	—	—	—	4	4
Unrealized gain on derivatives	(3)	—	(4)	(2)	—	—	—	(9)
Other	—	—	—	—	(2)	—	—	(2)
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	108	55	42	136	151	130	(19)	603
Segment assets as of December 31, 2012	3,123	1,143	1,676	4,124	5,334	5,556	1,525	22,481
Segment liabilities as of December 31, 2012	727	411	350	870	1,289	985	18,511	23,143

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2013

6.    Other income

	For the three month period ended March 31,
(In $ million)	2013	2012
Gain on sale of businesses and properties	2	76
Income from facility management	1	1
Royalty income	—	1
Income from miscellaneous services	1	—
Net foreign currency exchange gain	1	—
Unrealized gains on derivatives	—	9
Non-cash change in provisions	3	—
Litigation settlement	3	—
Other	2	7
Total other income	13	94

7.    Other expenses

	For the three month period ended March 31,
(In $ million)	2013	2012
Asset impairment charges	(4)	(5)
Business acquisition and integration costs	(11)	(20)
Hurricane Sandy plant damage, net of insurance recoveries	5	—
Manufacturing plant fire, net of insurance recoveries	8	(12)
Net foreign currency exchange loss	—	(1)
Operational process engineering-related consultancy costs	(1)	(2)
Restructuring costs	(4)	(27)
SEC registration costs	—	(4)
Unrealized losses on derivatives	(1)	—
VAT and customs refunds on historical imports	6	—
Other	—	1
Total other expenses	(2)	(70)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2013

8.    Financial income and expenses

		For the three month period ended March 31,
(In $ million)	Note	2013	2012
Interest income		5	1
Interest income on related party loans	14	4	4
Net gain in fair values of derivatives		—	81
Net foreign currency exchange gain		—	51
Financial income		9	137
Interest expense:
Securitization Facility		(2)	—
September 2012 Credit Agreement		(32)	—
August 2011 Credit Agreement		—	(76)
September 2012 Senior Secured Notes		(47)	—
February 2012 Senior Notes(a)		—	(15)
August 2011 Notes(a)		(85)	(54)
February 2011 Notes		(38)	(39)
October 2010 Notes		(61)	(64)
May 2010 Senior Notes		(21)	(24)
2009 Senior Secured Notes		—	(33)
2007 Notes		(26)	(26)
Pactiv 2012 Notes		—	(3)
Pactiv 2017 Notes		(6)	(6)
Pactiv 2025 Notes		(6)	(6)
Pactiv 2027 Notes		(4)	(4)
Graham Packaging 2014 Notes		—	(7)
Amortization of:
Debt issuance costs:
August 2011 Credit Agreement		—	(2)
September 2012 Senior Secured Notes		(1)	—
August 2011 Notes		(2)	(1)
February 2011 Notes		(1)	—
October 2010 Notes		(2)	(2)
May 2010 Senior Notes		(1)	(1)
2009 Senior Secured Notes		—	(2)
2007 Notes		(1)	(1)
Fair value adjustment on acquired notes		1	1
Original issue discounts		—	(2)
Embedded derivatives		2	1
Net loss in fair values of derivatives		(13)	—
Net foreign currency exchange loss		(68)	—
Loss on extinguishment of debt(b)		—	(1)
Other		(5)	(5)
Financial expenses		(419)	(372)
Net financial expenses		(410)	(235)

(a)	Following the exchange offer, all but $9 million of the February 2012 Senior Notes were exchanged for August 2011 Senior Notes.

(b)	Loss on extinguishment of debt includes early repayment penalties and the write-off of unamortized transactions costs.

Refer to note 12 for information on the Group's borrowings.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2013

9.    Income tax

	For the three month period ended March 31,
(In $ million)	2013	2012
Reconciliation of effective tax rate
Profit (loss) before income tax	(95)	76
Income tax benefit (expense) using the New Zealand tax rate of 28%	27	(21)
Effect of tax rate differences in foreign jurisdictions	13	—
Effect of tax rates in state and local jurisdictions	—	(1)
Non-deductible expenses and permanent differences	16	(7)
Withholding tax	(3)	(4)
Tax rate modifications	3	—
Recognition of previously unrecognized tax losses and temporary differences	8	2
Unrecognized tax losses and temporary differences	(44)	(3)
Tax uncertainties	1	1
Tax on unremitted earnings	(6)	(3)
Over (under) provided in prior periods	1	—
Total income tax benefit (expense)	16	(36)

10.    Depreciation and amortization expenses

Property, plant and equipment

Depreciation expense related to property, plant and equipment is recognized in the following components in the statements of comprehensive income:

	For the three month period ended March 31,
(In $ million)	2013	2012
Cost of sales	171	184
Selling, marketing and distribution expenses	1	1
General and administration expenses	4	7
Total depreciation expense	176	192

Intangible assets

Amortization expense related to intangible assets is recognized in the following components in the statements of comprehensive income:

	For the three month period ended March 31,
(In $ million)	2013	2012
Cost of sales	28	29
General and administration expenses	59	68
Total amortization expense	87	97

11.    Inventories

(In $ million)	As of March 31, 2013	As of December 31, 2012
Raw materials and consumables	447	414
Work in progress	250	241
Finished goods	974	866
Engineering and maintenance materials	154	149
Provision against inventories	(59)	(58)
Total inventories	1,766	1,612

During the three month period ended March 31, 2013, the raw materials elements of inventory recognized as a component of cost of sales totaled $1,496 million (2012: $1,668 million).

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2013

12.    Borrowings

As of March 31, 2013, the Group was in compliance with all of its covenants.

The Group's borrowings are detailed below:

(In $ million)	As of March 31, 2013	As of December 31, 2012
Securitization Facility(a)(r)	412	491
September 2012 Credit Agreement(b)(s)	26	26
Non-interest bearing related party borrowings	1	1
Other borrowings(w)	17	6
Current borrowings	456	524
September 2012 Credit Agreement(b)(s)	2,564	2,583
September 2012 Senior Secured Notes(c)(t)	3,220	3,219
February 2012 Senior Notes(d)(t)	9	9
August 2011 Senior Secured Notes(e)(t)	1,472	1,471
August 2011 Senior Notes(f)(t)	2,191	2,189
February 2011 Senior Secured Notes(g)(t)	998	998
February 2011 Senior Notes(h)(t)	996	995
October 2010 Senior Secured Notes(i)(t)	1,476	1,475
October 2010 Senior Notes(j)(t)	1,471	1,470
May 2010 Senior Notes(k)(t)	983	982
2007 Senior Notes(l)(u)	601	621
2007 Senior Subordinated Notes(m)(u)	526	543
Pactiv 2017 Notes(n)(v)	311	312
Pactiv 2018 Notes(o)(v)	17	17
Pactiv 2025 Notes(p)(v)	270	270
Pactiv 2027 Notes(q)(v)	197	197
Other borrowings(w)	24	27
Non-current borrowings	17,326	17,378
Total borrowings	17,782	17,902

(In $ million)		As of March 31, 2013	As of December 31, 2012
(a)	Securitization Facility	420	500
	Debt issuance costs	(8)	(9)
	Carrying amount	412	491
(b)	September 2012 Credit Agreement (current and non-current)	2,605	2,625
	Debt issuance costs	(15)	(16)
	Carrying amount	2,590	2,609
(c)	September 2012 Senior Secured Notes	3,250	3,250
	Debt issuance costs	(51)	(53)
	Embedded derivative	21	22
	Carrying amount	3,220	3,219
(d)	February 2012 Senior Notes	9	9
	Carrying amount	9	9
(e)	August 2011 Senior Secured Notes	1,500	1,500
	Debt issuance costs	(29)	(30)
	Original issue discount	(9)	(10)
	Embedded derivative	10	11
	Carrying amount	1,472	1,471

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2013

(In $ million)		As of March 31, 2013	As of December 31, 2012
(f)	August 2011 Senior Notes	2,241	2,241
	Debt issuance costs	(55)	(57)
	Original issue discount	(6)	(6)
	Embedded derivative	11	11
	Carrying amount	2,191	2,189
(g)	February 2011 Senior Secured Notes	1,000	1,000
	Debt issuance costs	(15)	(15)
	Embedded derivative	13	13
	Carrying amount	998	998
(h)	February 2011 Senior Notes	1,000	1,000
	Debt issuance costs	(14)	(15)
	Embedded derivative	10	10
	Carrying amount	996	995
(i)	October 2010 Senior Secured Notes	1,500	1,500
	Debt issuance costs	(31)	(32)
	Embedded derivative	7	7
	Carrying amount	1,476	1,475
(j)	October 2010 Senior Notes	1,500	1,500
	Debt issuance costs	(37)	(38)
	Embedded derivative	8	8
	Carrying amount	1,471	1,470
(k)	May 2010 Senior Notes	1,000	1,000
	Debt issuance costs	(24)	(25)
	Embedded derivative	7	7
	Carrying amount	983	982
(l)	2007 Senior Notes	613	634
	Debt issuance costs	(12)	(13)
	Carrying amount	601	621
(m)	2007 Senior Subordinated Notes	537	555
	Debt issuance costs	(11)	(12)
	Carrying amount	526	543
(n)	Pactiv 2017 Notes	300	300
	Fair value adjustment at acquisition	11	12
	Carrying amount	311	312
(o)	Pactiv 2018 Notes	16	16
	Fair value adjustment at acquisition	1	1
	Carrying amount	17	17
(p)	Pactiv 2025 Notes	276	276
	Fair value adjustment at acquisition	(6)	(6)
	Carrying amount	270	270
(q)	Pactiv 2027 Notes	200	200
	Fair value adjustment at acquisition	(3)	(3)
	Carrying amount	197	197

(r)        Securitization Facility

Certain members of the Group are parties to a receivables loan and security agreement pursuant to which the Group can borrow up to $600 million (the "Securitization Facility"). The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the Group. The Securitization Facility matures on November 7, 2017 and accrues interest at a rate of either the cost of funds in commercial paper or LIBOR, set daily, plus, in each case, a margin of 1.90%. During the three month period ended March 31, 2013, interest was charged at 2.12% to 2.17%. The Securitization Facility is secured by all of the assets of the borrower, Beverage Packaging Factoring (Luxembourg) S.à r.l., primarily the eligible trade receivables and cash. The terms of the Securitization Facility do not result in the derecognition of the trade receivables by the Group. Amounts drawn under the Securitization Facility are presented as current borrowings, as amounts drawn are required to be repaid when the receivables are collected.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2013

(s)         September 2012 Credit Agreement

The Company and certain members of the Group are parties to an amended and restated senior secured credit agreement dated September 28, 2012 (the “September 2012 Credit Agreement”), which amended and restated the terms of the August 2011 Credit Agreement (as defined below). The September 2012 Credit Agreement comprises the following term and revolving tranches:

	Currency	Maturity Date	Original facility value (in million)	Value drawn or utilized as of March 31, 2013 (in million)	Applicable interest rate as of March 31, 2013
Term Tranches
U.S. Term Loan	$	September 28, 2018	2,235	2,224	3 month LIBOR floor of 1.000% + 3.750%
European Term Loan	€	September 28, 2018	300	298	3 month EURIBOR floor of 1.000% + 4.000%
Revolving Tranches(1)
Revolving Tranche	$	November 5, 2014	120	66	—
Revolving Tranche	€	November 5, 2014	80	15	—

(1)	The Revolving Tranches were utilized in the form of bank guarantees and letters of credit.

The Company and certain members of the Group have guaranteed on a senior basis the obligations under the September 2012 Credit Agreement and related documents to the extent permitted by law. Certain guarantors have granted security over certain of their assets to support the obligations under the September 2012 Credit Agreement. This security is expected to be shared on a first priority basis with the note holders under the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes, the August 2011 Senior Secured Notes and the September 2012 Senior Secured Notes (each as defined below, and together the “Reynolds Senior Secured Notes”).

Indebtedness under the September 2012 Credit Agreement may be voluntarily repaid in whole or in part, subject to a 1% prepayment premium in the case of refinancing with the proceeds of secured term loans and certain pricing amendments within specified timeframes, and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the original outstanding principal in respect of the term loans. Beginning with the fiscal year ending December 31, 2013, the borrowers are also required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured first lien leverage ratio is met) as determined in accordance with the September 2012 Credit Agreement.

The September 2012 Credit Agreement contains customary covenants which restrict the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling or acquiring assets and making restricted payments, in each case except as permitted under the September 2012 Credit Agreement. The Group also has a maximum senior secured first lien leverage ratio covenant. In addition, total assets of the non-guarantor companies (excluding intra-group items but including investments in subsidiaries) are required to be 33.3% or less of the adjusted consolidated total assets of the Group, and the aggregate of the EBITDA of the non-guarantor companies is required to be 33.3% or less of the consolidated EBITDA of the Group, in each case calculated in accordance with the September 2012 Credit Agreement and may differ from the measure of Adjusted EBITDA as disclosed in note 4.

The Company and certain members of the Group were parties to an amended and restated senior secured credit agreement dated August 9, 2011 (the “August 2011 Credit Agreement”), which amended and restated the previous terms. For the three month period ended March 31, 2012, the applicable interest rates for the Tranche B U.S. Term Loan, Tranche C U.S. Term Loan and European Term Loan under the August 2011 Credit Agreement were 6.50%, 6.50% and 6.75%, respectively.

(t)        Reynolds Notes

The Group's borrowings as of March 31, 2013 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together, the "Reynolds Issuers") are defined and summarized below:

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2013

	Currency	Issue date	Principal amounts issued (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
September 2012 Senior Secured Notes	$	September 28, 2012	3,250	5.750%	October 15, 2020	April 15 and October 15; commencing April 15, 2013
February 2012 Senior Notes	$	February 15, 2012	9	9.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Secured Notes	$	August 9, 2011	1,500	7.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Notes	$	August 9, 2011 and August 10, 2012	2,241	9.875%	August 15, 2019	February 15 and August 15
February 2011 Senior Secured Notes	$	February 1, 2011	1,000	6.875%	February 15, 2021	February 15 and August 15
February 2011 Senior Notes	$	February 1, 2011	1,000	8.250%	February 15, 2021	February 15 and August 15
October 2010 Senior Secured Notes	$	October 15, 2010	1,500	7.125%	April 15, 2019	April 15 and October 15
October 2010 Senior Notes	$	October 15, 2010	1,500	9.000%	April 15, 2019	April 15 and October 15
May 2010 Senior Notes	$	May 4, 2010	1,000	8.500%	May 15, 2018	May 15 and November 15

The August 2011 Senior Secured Notes and the August 2011 Senior Notes are collectively defined as the "August 2011 Notes." The February 2011 Senior Secured Notes and the February 2011 Senior Notes are collectively defined as the "February 2011 Notes." The October 2010 Senior Secured Notes and the October 2010 Senior Notes are collectively defined as the "October 2010 Notes."

As used herein, “Reynolds Notes” refers to the September 2012 Senior Secured Notes, the February 2012 Senior Notes, the August 2011 Notes, the February 2011 Notes, the October 2010 Notes and the May 2010 Senior Notes.

Assets pledged as security for loans and borrowings

The shares in Beverage Packaging Holdings (Luxembourg) I S.A. (“BP I”) (a wholly-owned subsidiary of the Company) have been pledged as collateral to support the obligations under the September 2012 Credit Agreement and the Reynolds Senior Secured Notes. In addition, BP I and certain subsidiaries of BP I have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the September 2012 Credit Agreement and the Reynolds Senior Secured Notes.

Additional information regarding the Reynolds Notes

The guarantee and security arrangements, indenture restrictions, early redemption options and change in control provisions for the Reynolds Notes are unchanged from December 31, 2012.

SEC registrations and exchange offers

The Group has registered the Reynolds Notes with the SEC and has completed exchange offers with respect to the Reynolds Notes. The registration statement with respect to the September 2012 Senior Secured Notes was declared effective by the SEC on December 27, 2012, and the exchange offer closed on January 29, 2013.

(u)    2007 Notes

On June 29, 2007, Beverage Packaging Holdings (Luxembourg) II S.A (“BP II”) (a wholly-owned subsidiary of the Company) issued €480 million principal amount of 8.000% senior notes due 2016 (the “2007 Senior Notes”) and €420 million principal amount of 9.500% senior subordinated notes due 2017 (the “2007 Senior Subordinated Notes” and, together with the 2007 Senior Notes, the “2007 Notes”). Interest on the 2007 Notes is paid semi-annually on June 15 and December 15.

The guarantee and security arrangements, indenture restrictions, and change of control provisions are unchanged from December 31, 2012.

(v)    Pactiv Notes

As of March 31, 2013, the Group had outstanding the following notes (defined below, and together the “Pactiv Notes”) issued by Pactiv LLC (formerly Pactiv Corporation):

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2013

	Currency	Date acquired by the Group	Principal amounts outstanding (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
Pactiv 2017 Notes	$	November 16, 2010	300	8.125%	June 15, 2017	June 15 and December 15
Pactiv 2018 Notes	$	November 16, 2010	16	6.400%	January 15, 2018	January 15 and July 15
Pactiv 2025 Notes	$	November 16, 2010	276	7.950%	December 15, 2025	June 15 and December 15
Pactiv 2027 Notes	$	November 16, 2010	200	8.375%	April 15, 2027	April 15 and October 15

The guarantee arrangements, indenture restrictions, and redemption terms are unchanged from December 31, 2012.

(w)    Other borrowings

As of March 31, 2013, in addition to the Securitization Facility, the September 2012 Credit Agreement, the Reynolds Notes, the 2007 Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of March 31, 2013, the Group also had local working capital facilities in a number of jurisdictions which are secured by the collateral under the September 2012 Credit Agreement and the Reynolds Senior Secured Notes or by certain other assets. The local working capital facilities which are secured by the collateral under the September 2012 Credit Agreement and the Reynolds Senior Secured Notes rank pari passu with the obligations under the September 2012 Credit Agreement and under the Reynolds Senior Secured Notes.

Other borrowings as of March 31, 2013 also included finance lease obligations of $25 million (December 31, 2012: $26 million).

13.    Employee benefits

Effective January 1, 2013 the Group adopted IAS19R on a retrospective basis in accordance with the provisions set out in the standard. The revised standard changes the recognition, measurement, presentation and disclosure of post-employment benefits. IAS 19R eliminates the “corridor method” for defined benefit pension plans and other post-employment benefit obligations under which the recognition of actuarial gains and losses had been deferred. Instead, the full defined benefit obligation net of plan assets is now recorded on the statement of financial position, with changes resulting from remeasurements recognized immediately in other comprehensive income. IAS 19R also changed the measurement of pension expense. The return on plan assets is capped at the long-term bond rate used in determining the discount rate of the plan liability. All other changes in plan assets are now recognized directly in other comprehensive income. The effect of this is to remove from the income statement the previous concept of recognizing an expected return on plan assets.

Upon adoption of IAS 19R the Group restated the opening balance of the employee benefit liability as of January 1, 2012, increasing it by $409 million from its previously reported $936 million with a corresponding remeasurement charge to other reserves of $249 million, net of tax. The Group's employee benefit liability at December 31, 2012 was also restated from a previously reported $891 million to $1,585 million reflecting a remeasurement charge to accumulated other comprehensive income of $315 million, net of tax.

The Group has continued to present pension (income) expense under the revised standard in personnel costs which are reported in cost of sales, selling, marketing and distribution expenses and general and administration expenses. The Group's reported pension expense for the three month period ended March 31, 2012 was $24 million as restated in accordance with IAS 19R compared to the previously reported $6 million of pension income. For the three month period ended March 31, 2013, the Group's pension expense was $24 million.

The Group estimates that its pension expense for the year ending December 31, 2013 will be approximately $96 million compared to pension expense on a restated basis of $95 million for the year ended December 31, 2012. The Group originally reported pension income of $20 million for the year ended December 31, 2012.

With the adoption of IAS 19R the Group also estimates the remeasurement adjustment of its employee benefit liability for the changes in the value of plan assets as of March 31, 2013 and 2012 and the changes in the value of plan liabilities due to discount rate changes at March 31, 2013 and 2012. The Group's employee benefit liability was reduced by $332 million at March 31, 2013 with a corresponding credit to comprehensive income of $212 million, net of tax, for the three month period ended March 31, 2013. For the three month period ended March 31, 2012, the Group recorded a credit to comprehensive income of $160 million, net of tax, for this remeasurement estimate.

The remeasurement adjustments were recorded to comprehensive income, net of income tax. Therefore, a tax expense of $120 million for the three month period ended March 31, 2013 and a tax expense of $91 million for the three month period ended March 31, 2012 were recorded directly to equity and not to income tax benefit (expense) in the statement of comprehensive income.

The adoption of IAS 19R reduced the Group's Adjusted EBITDA by $2 million for the three month period ended March 31, 2012 and $8 million for the year ended December 31, 2012.

The adoption of IAS 19R had no impact on reported cash flows.

The following table reflects certain elements of the Group's previously published statement of comprehensive income for the three month period ended March 31, 2012 and statement of financial position as of December 31, 2012 and December 31, 2011 (shown as January 1, 2012) and the revised amounts as a result of the adoption of IAS 19R:

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2013

(In $ million)	Amount previously reported for the three months ended March 31, 2012	Change in reported amount for the three months ended March 31, 2012	Restated amount for the three months ended March 31, 2012
Statement of comprehensive income
Other income	84	10	94
General and administration expenses	(208)	(30)	(238)
Profit from operating activities	331	(20)	311
Income tax (expense) benefit	(33)	(3)	(36)
Profit (loss) for the period	63	(23)	40
Exchange differences on translating foreign operations	19	—	19
Remeasurement of defined benefit plans, net of income tax	—	160	160
Total other comprehensive income for the period, net of income tax	19	160	179
Total comprehensive income (loss) attributable to:
Equity holder of the Group	82	137	219
Non-controlling interests	—	—	—

(In $ million)	Amount previously reported as of December 31, 2012	Change in reported amount as of December 31, 2012	Restated amount as of December 31, 2012
Statement of financial position
Deferred tax assets	40	2	42
Other assets	168	(29)	139
Total non-current assets	17,746	(27)	17,719
Total assets	22,508	(27)	22,481
Employee benefit liabilities	891	694	1,585
Deferred tax liabilities	1,412	(262)	1,150
Total non-current liabilities	19,854	432	20,286
Total liabilities	22,711	432	23,143
Equity
Reserves	(1,205)	(315)	(1,520)
Accumulated losses	(714)	(144)	(858)
Equity attributable to equity holder of the Group	(224)	(459)	(683)
Total equity (deficit)	(203)	(459)	(662)

(In $ million)	Amount previously reported as of December 31, 2011	Change in reported amount as of December 31, 2011	Restated amount as of January 1, 2012
Statement of financial position
Deferred tax assets	29	—	29
Other assets	150	(64)	86
Total non-current assets	17,866	(64)	17,802
Total assets	21,911	(64)	21,847
Liabilities directly associated with assets held for sale	20	10	30
Employee benefit liabilities	936	409	1,345
Deferred tax liabilities	1,548	(165)	1,383
Total non-current liabilities	19,281	244	19,525
Total liabilities	22,092	254	22,346
Equity
Reserves	(1,217)	(249)	(1,466)
Accumulated losses	(681)	(69)	(750)
Equity attributable to equity holder of the Group	(203)	(318)	(521)
Total equity (deficit)	(181)	(318)	(499)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2013

14.    Related parties

Parent and ultimate controlling party

The immediate parent of the Company is Packaging Finance Limited, the ultimate parent of the Company is Packaging Holdings Limited and the ultimate shareholder is Mr. Graeme Hart.

Related party transactions

The transactions and balances outstanding with joint ventures and associates are with SIG Combibloc Obeikan FZCO, SIG Combibloc Obeikan Company Limited, Ducart Evergreen Packaging Ltd, Banawi Evergreen Packaging Company Limited, and Eclipse Closures, LLC. All other related parties detailed below have a common ultimate shareholder. The entities and types of transactions with which the Group entered into related party transactions during the three month periods ended March 31, 2013 and 2012 are detailed below:

	Transaction values for the three month period ended March 31,		Balance outstanding as of
(In $ million)	2013	2012	March 31, 2013	December 31, 2012
Transactions with the immediate and ultimate parent companies
Due to ultimate parent(a)	—	—	(1)	(1)
Transactions with joint ventures and associates
Sale of goods and services(b)	55	46	62	46
Transactions with other related parties
Trade receivables
Carter Holt Harvey Pulp & Paper Limited			—	—
Sale of goods	—	1
FRAM Group Operations LLC			1	1
Recharges	—	—
Trade payables
Carter Holt Harvey Limited			—	—
Purchase of goods	(3)	(3)
Carter Holt Harvey Pulp & Paper Limited			(3)	(2)
Purchase of goods	(8)	(7)
Rank Group Limited			(12)	(18)
Recharges(c)	(1)	(9)
Rank Group North America, Inc.			—	—
Recharges (d)	(5)	(7)
Loans receivable
Rank Group Limited(e)			316	307
Interest income	4	4
Receivable related to transfer of tax losses to:
Carter Holt Harvey Limited			5	5
Payable related to transfer of tax losses to:
BPC Finance (N.Z.) Limited			(4)	(4)
Evergreen Packaging New Zealand Limited			—	—
Transfer of tax losses	—	(3)
Rank Group Investments Limited			(7)	(3)
Transfer of tax losses	(4)	—
Reynolds Packaging Group (NZ) Limited			—	—
Transfer of tax losses	—	(7)

(a)	The advance due to Packaging Holdings Limited is non-interest bearing, unsecured and repayable on demand.

(b)
All transactions with joint ventures are settled in cash. Sales of goods and services are negotiated on a cost-plus basis allowing a margin ranging from 3% to 6%. All amounts are unsecured, non-interest bearing and repayable on demand.

(c)
Represents certain costs paid by Rank Group Limited on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to the Group's financing and acquisition activities.

(d)	Represents certain costs paid by Rank Group North America, Inc. on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to services provided.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2013

(e)
The loan receivable from Rank Group Limited accrues interest at a rate based on the average 90-day New Zealand bank bill rate, set quarterly, plus a margin of 3.25%. Interest is only charged or accrued if demanded by the lender. During the three month period ended March 31, 2013, interest was charged at 5.90% to 5.91% (three month period ended March 31, 2012: 5.89% to 5.99%). The advance is unsecured and repayable on demand. This loan is subordinated on terms such that no payments can be made until the obligations under a senior secured credit facility of Rank Group Limited are repaid in full.

15.    Contingencies

Litigation and legal proceedings

In addition to the amounts recognized as provisions in the statements of financial position, the Group has contingent liabilities related to other litigation and legal proceedings. The Group has determined that the possibility of a material outflow related to these contingent liabilities is remote.

16.    Condensed consolidating guarantor financial information

Certain of the Group's subsidiaries have guaranteed the Group's obligations under the Reynolds Notes (as defined in note 12).

The following condensed consolidating financial information presents:

(1)
The condensed consolidating statements of financial position as of March 31, 2013 and December 31, 2012 and the related statements of comprehensive income for the three month periods ended March 31, 2013 and March 31, 2012 and cash flows for the three month periods ended March 31, 2013 and March 31, 2012 of:

a.	Reynolds Group Holdings Limited, the Parent;

b.	the Reynolds Issuers;

c.	the other guarantor subsidiaries;

d.	the non-guarantor subsidiaries; and

e.	the Group on a consolidated basis.

(2)	Adjustments and elimination entries necessary to consolidate Reynolds Group Holdings Limited, the Parent, with the Issuers, the other guarantor subsidiaries and the non-guarantor subsidiaries.

The condensed consolidating statements of comprehensive income for the three month periods ended March 31, 2013 and March 31, 2012, the condensed consolidating statements of cash flows for the three month periods ended March 31, 2013 and March 31, 2012 and the condensed consolidating statements of financial position as of March 31, 2013 and December 31, 2012 reflect the current guarantor structure of the Group.

Each guarantor subsidiary is 100% owned by the Parent. The Reynolds Notes are guaranteed to the extent permitted by law and are subject to certain customary guarantee release provisions set forth in the indentures governing the Reynolds Notes on a joint and several basis by each guarantor subsidiary. Provided below are condensed statements of comprehensive income, financial position and cash flows of each of the companies listed above, together with the condensed consolidating statements of comprehensive income, financial position and cash flows of guarantor and non-guarantor subsidiaries. These have been prepared under the Group's accounting policies disclosed in the annual financial statements for the year ended December 31, 2012 which comply with IFRS with the exception of investments in subsidiaries. Investments in subsidiaries are accounted for using the equity method. The guarantor subsidiaries and non-guarantor subsidiaries are each presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2013

Condensed consolidating statement of comprehensive income

	For the three month period ended March 31, 2013
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	2,967	417	(85)	3,299
Cost of sales	—	—	(2,423)	(348)	85	(2,686)
Gross profit	—	—	544	69	—	613
Other income, other expenses, and share of equity method earnings, net of income tax	(82)	—	54	(6)	48	14
Selling, marketing and distribution expenses	—	—	(72)	(8)	—	(80)
General and administration expenses	—	—	(211)	(21)	—	(232)
Profit (loss) from operating activities (“EBIT”)	(82)	—	315	34	48	315
Financial income	5	254	5	47	(302)	9
Financial expenses	(1)	(258)	(418)	(44)	302	(419)
Net financial income (expenses)	4	(4)	(413)	3	—	(410)
Profit (loss) before income tax	(78)	(4)	(98)	37	48	(95)
Income tax benefit (expense)	(1)	(1)	24	(6)	—	16
Profit (loss) for the period	(79)	(5)	(74)	31	48	(79)
Other changes to other comprehensive income	295	(4)	294	(6)	(283)	296
Total comprehensive income (loss) for the period	216	(9)	220	25	(235)	217

Profit (loss) for the period attributable to:
Equity holder of the Group	(79)	(5)	(74)	30	48	(80)
Non-controlling interests	—	—	—	1	—	1
	(79)	(5)	(74)	31	48	(79)

Total comprehensive income (loss) attributable to:
Equity holder of the Group	216	(9)	220	24	(235)	216
Non-controlling interests	—	—	—	1	—	1
	216	(9)	220	25	(235)	217

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2013

Condensed consolidating statement of financial position

	Balance as of March 31, 2013
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	—	1,076	216	—	1,292
Trade and other receivables	5	—	517	1,033	—	1,555
Inventories	—	—	1,579	187	—	1,766
Intra-group receivables	—	299	—	23	(322)	—
Other assets	—	1	107	24	—	132
Total current assets	5	300	3,279	1,483	(322)	4,745
Investments in subsidiaries, associates and joint ventures (equity method)	—	—	1,687	134	(1,683)	138
Property, plant and equipment	—	—	3,661	653	—	4,314
Investment properties	—	—	30	—	—	30
Intangible assets	—	—	11,717	442	—	12,159
Intra-group receivables	16	12,849	532	1,202	(14,599)	—
Other assets	316	282	220	120	—	938
Total non-current assets	332	13,131	17,847	2,551	(16,282)	17,579
Total assets	337	13,431	21,126	4,034	(16,604)	22,324
Liabilities
Trade and other payables	16	299	1,289	285	—	1,889
Borrowings	1	—	37	418	—	456
Intra-group payables	—	—	322	—	(322)	—
Other liabilities	6	3	381	53	—	443
Total current liabilities	23	302	2,029	756	(322)	2,788
Borrowings	—	12,816	3,382	1,128	—	17,326
Intra-group liabilities	781	122	14,035	442	(15,380)	—
Other liabilities	—	13	2,513	130	—	2,656
Total non-current liabilities	781	12,951	19,930	1,700	(15,380)	19,982
Total liabilities	804	13,253	21,959	2,456	(15,702)	22,770
Net assets (liabilities)	(467)	178	(833)	1,578	(902)	(446)
Equity
Equity attributable to equity holder of the Group	(467)	178	(833)	1,557	(902)	(467)
Non-controlling interests	—	—	—	21	—	21
Total equity (deficit)	(467)	178	(833)	1,578	(902)	(446)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2013

Condensed consolidating statement of cash flows

	For the three month period ended March 31, 2013
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from operating activities	—	(246)	(183)	129	246	(54)

Net cash from (used in) investing activities
Acquisition of property, plant and equipment and investment properties	—	—	(97)	(16)	—	(113)
Proceeds from sale of property, plant and equipment, investment properties, intangible assets and other assets	—	—	13	—	—	13
Acquisition of intangible assets	—	—	(3)	—	—	(3)
Acquisition of businesses, net of cash acquired	—	—	(32)	—	—	(32)
Interest received	—	246	4	1	(246)	5
Net related party (advances) repayments	—	—	23	16	(39)	—
Other	—	—	—	4	—	4
Net cash from (used in) investing activities	—	246	(92)	5	(285)	(126)

Net cash from financing activities
Drawdown of loans and borrowings	—	—	12	—	—	12
Repayment of loans and borrowings	—	—	(6)	(81)	—	(87)
Net related party borrowings (repayments)	—	—	(16)	(23)	39	—
Payment of transaction costs	—	—	(2)	—	—	(2)
Other	—	—	—	(1)	—	(1)
Net cash from (used in) financing activities	—	—	(12)	(105)	39	(78)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2013

Condensed consolidating statement of comprehensive income

	For the three month period ended March 31, 2012
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	3,018	387	(86)	3,319
Cost of sales	—	—	(2,469)	(331)	86	(2,714)
Gross profit	—	—	549	56	—	605
Other income, other expenses, and share of equity method earnings, net of income tax	37	—	101	(4)	(105)	29
Selling, marketing and distribution expenses	—	—	(74)	(11)	—	(85)
General and administration expenses	—	—	(223)	(15)	—	(238)
Profit (loss) from operating activities (“EBIT”)	37	—	353	26	(105)	311
Financial income	4	313	42	28	(250)	137
Financial expenses	—	(234)	(359)	(29)	250	(372)
Net financial income (expenses)	4	79	(317)	(1)	—	(235)
Profit (loss) before income tax	41	79	36	25	(105)	76
Income tax benefit (expense)	(1)	(30)	1	(6)	—	(36)
Profit (loss) for the period	40	49	37	19	(105)	40
Other changes to other comprehensive income	179	(1)	164	(54)	(109)	179
Total comprehensive income (loss) for the period	219	48	201	(35)	(214)	219

Profit (loss) for the period attributable to:
Equity holder of the Group	40	49	37	19	(105)	40
Non-controlling interests	—	—	—	—	—	—
	40	49	37	19	(105)	40

Total comprehensive income (loss) attributable to:
Equity holder of the Group	219	48	201	(35)	(214)	219
Non-controlling interests	—	—	—	—	—	—
	219	48	201	(35)	(214)	219

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2013

Condensed consolidating statement of financial position

	Balance as of December 31, 2012
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	—	1,369	187	—	1,556
Trade and other receivables	10	—	492	941	—	1,443
Inventories	—	—	1,427	185	—	1,612
Intra-group receivables	—	293	—	7	(300)	—
Other assets	—	1	125	25	—	151
Total current assets	10	294	3,413	1,345	(300)	4,762
Investments in subsidiaries, associates and joint ventures (equity method)	—	—	1,670	138	(1,667)	141
Property, plant and equipment	—	—	3,697	666	—	4,363
Investment properties	—	—	32	—	—	32
Intangible assets	—	—	11,822	452	—	12,274
Intra-group receivables	16	12,802	368	1,318	(14,504)	—
Other assets	307	285	185	132	—	909
Total non-current assets	323	13,087	17,774	2,706	(16,171)	17,719
Total assets	333	13,381	21,187	4,051	(16,471)	22,481
Liabilities
Trade and other payables	17	294	1,237	260	—	1,808
Borrowings	1	—	27	496	—	524
Intra-group payables	—	—	300	—	(300)	—
Other liabilities	9	3	460	53	—	525
Total current liabilities	27	297	2,024	809	(300)	2,857
Borrowings	—	12,808	3,405	1,165	—	17,378
Intra-group liabilities	989	77	14,044	383	(15,493)	—
Other liabilities	—	12	2,767	129	—	2,908
Total non-current liabilities	989	12,897	20,216	1,677	(15,493)	20,286
Total liabilities	1,016	13,194	22,240	2,486	(15,793)	23,143
Net assets (liabilities)	(683)	187	(1,053)	1,565	(678)	(662)
Equity
Equity attributable to equity holder of the Group	(683)	187	(1,053)	1,544	(678)	(683)
Non-controlling interests	—	—	—	21	—	21
Total equity (deficit)	(683)	187	(1,053)	1,565	(678)	(662)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2013

Condensed consolidating statement of cash flows

	For the three month period ended March 31, 2012
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from operating activities	—	(188)	62	24	188	86

Net cash from (used in) investing activities
Acquisition of property, plant and equipment and investment properties	—	—	(109)	(24)	—	(133)
Proceeds from sale of property, plant and equipment, investment properties and other assets	—	—	19	—	—	19
Acquisition of intangible assets	—	—	(3)	—	—	(3)
Disposal of businesses, net of cash disposed	—	—	94	—	—	94
Interest received	—	188	1	—	(188)	1
Dividends received from joint ventures	—	—	—	2	—	2
Net related party (advances) repayments	—	(1,220)	(73)	(50)	1,343	—
Net cash from (used in) investing activities	—	(1,032)	(71)	(72)	1,155	(20)

Net cash from (used in) financing activities
Drawdown of loans and borrowings	—	1,250	—	21	—	1,271
Repayment of loans and borrowings	—	—	(648)	(11)	—	(659)
Net related party borrowings (repayments)	—	—	1,270	73	(1,343)	—
Payment of transaction costs	—	(30)	—	—	—	(30)
Other	—	—	—	(1)	—	(1)
Net cash from (used in) financing activities	—	1,220	622	82	(1,343)	581

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2013

	Balance as of January 1, 2012
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	—	461	136	—	597
Trade and other receivables	5	—	1,261	243	—	1,509
Inventories	—	—	1,568	196	—	1,764
Intra-group receivables	—	234	—	4	(238)	—
Other assets	—	—	143	32	—	175
Total current assets	5	234	3,433	611	(238)	4,045
Investments in subsidiaries, associates and joint ventures (equity method)	—	—	1,352	116	(1,349)	119
Property, plant and equipment	—	—	3,893	653	—	4,546
Investment properties	—	—	29	—	—	29
Intangible assets	—	—	12,076	469	—	12,545
Intra-group receivables	16	10,042	269	1,196	(11,523)	—
Other assets	271	116	135	41	—	563
Total non-current assets	287	10,158	17,754	2,475	(12,872)	17,802
Total assets	292	10,392	21,187	3,086	(13,110)	21,847
Liabilities
Trade and other payables	11	236	1,255	258	—	1,760
Borrowings	1	—	503	17	—	521
Intra-group payables	—	—	238	—	(238)	—
Other liabilities	4	—	471	65	—	540
Total current liabilities	16	236	2,467	340	(238)	2,821
Borrowings	—	9,993	5,491	1,141	—	16,625
Intra-group liabilities	797	23	11,248	252	(12,320)	—
Other liabilities	—	—	2,778	122	—	2,900
Total non-current liabilities	797	10,016	19,517	1,515	(12,320)	19,525
Total liabilities	813	10,252	21,984	1,855	(12,558)	22,346
Net assets (liabilities)	(521)	140	(797)	1,231	(552)	(499)
Equity
Equity attributable to equity holder of the Group	(521)	140	(797)	1,209	(552)	(521)
Non-controlling interests	—	—	—	22	—	22
Total equity (deficit)	(521)	140	(797)	1,231	(552)	(499)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2013

17.    Subsequent events

On May 1, 2013, Pactiv Foodservice's facility in Macon, Georgia, which manufactures molded fiber products (primarily egg cartons), was significantly damaged by fire. The Group is still evaluating the extent of the damage, the costs to rebuild or repair, and the impact of the fire on revenue and profitability, as well as the insurance coverage for the various loss items. The Group is not yet able to provide estimates of such amounts but expect the loss to be in excess of its deductible of $7 million.

Beverage Packaging Holdings Group

Interim unaudited condensed combined financial statements
for the three month periods ended
March 31, 2013 and March 31, 2012

Beverage Packaging Holdings Group
Interim unaudited condensed combined statements of comprehensive income

		For the three month period ended March 31,
(In $ million)	Note	2013	2012(1)(2)
Revenue		3,299	3,319
Cost of sales		(2,686)	(2,714)
Gross profit		613	605
Other income	6	13	94
Selling, marketing and distribution expenses		(80)	(85)
General and administration expenses		(232)	(238)
Other expenses	7	(2)	(70)
Share of profit of associates and joint ventures, net of income tax		3	5
Profit from operating activities		315	311
Financial income	8	5	133
Financial expenses	8	(419)	(372)
Net financial expenses		(414)	(239)
Profit (loss) before income tax		(99)	72
Income tax benefit (expense)	9	17	(35)
Profit (loss) for the period		(82)	37
Other comprehensive income (loss) for the period, net of income tax
Items that may be reclassified into profit (loss)
Exchange differences on translating foreign operations		78	1
Items that will not be reclassified into profit (loss)
Remeasurement of defined benefit plans, net of income tax		212	160
Total other comprehensive income (loss) for the period, net of income tax		290	161
Total comprehensive income (loss) for the period		208	198
Profit (loss) attributable to:
Equity holder of the Group		(83)	37
Non-controlling interests		1	—
		(82)	37
Total comprehensive income (loss) attributable to:
Equity holder of the Group		207	198
Non-controlling interests		1	—
		208	198

(1)	The information presented for the three month period ended March 31, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 for additional information.

(2)
Revenue and other income for the three month period ended March 31, 2012 have been revised to conform to the presentation of the three month period ended March 31, 2013. Refer to note 2.2 for additional information.

The interim unaudited condensed combined statements of comprehensive income should be read in conjunction with the notes to the interim unaudited condensed combined financial statements.

Beverage Packaging Holdings Group
Interim unaudited condensed combined statements of financial position

(In $ million)	Note	As of March 31, 2013	As of December 31, 2012*	As of January 1, 2012*
Assets
Cash and cash equivalents		1,292	1,556	597
Trade and other receivables		1,550	1,433	1,504
Inventories	11	1,766	1,612	1,764
Current tax assets		37	46	39
Assets held for sale		18	21	70
Derivatives		5	5	1
Other assets		72	79	65
Total current assets		4,740	4,752	4,040
Non-current receivables		43	47	55
Investments in associates and joint ventures		138	141	119
Deferred tax assets		45	42	29
Property, plant and equipment		4,314	4,363	4,546
Investment properties		30	32	29
Intangible assets		12,159	12,274	12,545
Derivatives		358	374	122
Other assets		176	139	86
Total non-current assets		17,263	17,412	17,531
Total assets		22,003	22,164	21,571
Liabilities
Bank overdrafts		2	2	3
Trade and other payables		1,873	1,791	1,749
Liabilities directly associated with assets held for sale		—	—	30
Borrowings	12	455	523	520
Current tax liabilities		126	140	161
Derivatives		12	13	16
Employee benefits		210	270	228
Provisions		88	91	98
Total current liabilities		2,766	2,830	2,805
Non-current payables		48	53	38
Borrowings	12	17,342	17,394	16,641
Deferred tax liabilities		1,220	1,150	1,383
Derivatives		1	—	—
Employee benefits		1,277	1,585	1,345
Provisions		110	120	134
Total non-current liabilities		19,998	20,302	19,541
Total liabilities		22,764	23,132	22,346
Net liabilities		(761)	(968)	(775)
Equity
Share capital		1,385	1,385	1,417
Reserves		(1,285)	(1,575)	(1,505)
Accumulated losses		(882)	(799)	(709)
Equity attributable to equity holder of the Group		(782)	(989)	(797)
Non-controlling interests		21	21	22
Total equity (deficit)		(761)	(968)	(775)

*	The information presented as of December 31, 2012 and January 1, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 for additional information.
The interim unaudited condensed combined statements of financial position should be read in conjunction with the notes to the interim unaudited condensed combined financial statements.

Beverage Packaging Holdings Group
Interim unaudited condensed combined statements of changes in equity

(In $ million)	Share capital	Translation of foreign operations	Other reserves(1)	Accumulated losses	Equity attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the period (January 1, 2012)(2)	1,417	305	(1,810)	(709)	(797)	22	(775)
Total comprehensive income (loss) for the period:
Profit (loss) after tax(2)	—	—	—	37	37	—	37
Remeasurement of defined benefit plans, net of income tax	—	—	160	—	160	—	160
Reclassification upon sale of business	—	—	7	(7)	—	—	—
Foreign currency exchange translation reserve(2)	—	1	—	—	1	—	1
Total comprehensive income (loss) for the period(2)	—	1	167	30	198	—	198
Balance as of March 31, 2012(2)	1,417	306	(1,643)	(679)	(599)	22	(577)
Balance at the beginning of the period (January 1, 2013)	1,385	301	(1,876)	(799)	(989)	21	(968)
Total comprehensive income (loss) for the period:
Profit (loss) after tax	—	—	—	(83)	(83)	1	(82)
Remeasurement of defined benefit plans, net of income tax	—	—	212	—	212	—	212
Foreign currency exchange translation reserve	—	78	—	—	78	—	78
Total comprehensive income (loss) for the period	—	78	212	(83)	207	1	208
Dividends paid to non-controlling interests	—	—	—	—	—	(1)	(1)
Balance as of March 31, 2013	1,385	379	(1,664)	(882)	(782)	21	(761)

(1)	Balances include the cumulative reduction in equity of $1,561 million from common control transactions, with the remainder consisting of the cumulative remeasurement of the defined benefit plans.

(2)
The information presented as of January 1, 2012 and as of and for the three month period ended March 31, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 for additional information.

The interim unaudited condensed combined statements of changes in equity should be read in conjunction with the notes to the interim unaudited condensed combined financial statements.

Beverage Packaging Holdings Group
Interim unaudited condensed combined statements of cash flows

	For the three month period ended March 31,
(In $ million)	2013	2012
Cash flows from operating activities
Cash received from customers	3,258	3,333
Cash paid to suppliers and employees	(2,990)	(2,897)
Interest paid	(283)	(294)
Income taxes paid, net of refunds received	(39)	(39)
Premium on extinguishment of loans and borrowings	—	(17)
Net cash from operating activities	(54)	86
Cash flows used in investing activities
Acquisition of property, plant and equipment and investment properties	(113)	(133)
Proceeds from sale of property, plant and equipment, investment properties and other assets	13	19
Acquisition of intangible assets	(3)	(3)
Acquisition of businesses, net of cash acquired*	(32)	—
Disposal of businesses, net of cash disposed	—	94
Interest received	5	1
Dividends received from joint ventures	4	2
Net cash used in investing activities	(126)	(20)
Cash flows from financing activities
Drawdown of loans and borrowings:
February 2012 Senior Notes	—	1,250
Other borrowings	12	21
Repayment of loans and borrowings:
Securitization Facility	(80)	—
September 2012 Credit Agreement	(6)	—
2011 Credit Agreement	—	(11)
Graham Packaging Notes assumed	—	(388)
Pactiv 2012 Notes assumed	—	(249)
Other borrowings	(1)	(11)
Payment of debt transaction costs	(2)	(30)
Dividends paid to related parties and non-controlling interests	(1)	(1)
Net cash from financing activities	(78)	581
Net increase (decrease) in cash and cash equivalents	(258)	647
Cash and cash equivalents at the beginning of the period	1,554	594
Effect of exchange rate fluctuations on cash held	(6)	9
Cash and cash equivalents at the end of the period	1,290	1,250
Cash and cash equivalents comprise
Cash and cash equivalents	1,292	1,253
Bank overdrafts	(2)	(3)
Cash and cash equivalents at the end of the period	1,290	1,250

*
During March 2013, the Group acquired a business for an aggregate purchase price of $32 million, subject to working capital adjustments. The consideration was paid in cash. Due to the relative size and the proximity of the acquisition date to March 31, 2013, the purchase price has not yet been fully allocated and the unallocated portion was accounted for against other non-current assets in the Group's consolidated financial statements.

The interim unaudited condensed combined statements of cash flows should be read in conjunction with the notes to the interim unaudited condensed combined financial statements.

Beverage Packaging Holdings Group
Interim unaudited condensed combined statements of cash flows

Reconciliation of the profit (loss) for the period with the net cash from operating activities

	For the three month period ended March 31,
(In $ million)	2013	2012*
Profit (loss) for the period	(82)	37
Adjustments for:
Depreciation of property, plant and equipment	176	192
Amortization of intangible assets	87	97
Asset impairment charges	4	15
Net foreign currency exchange (gain) loss	(1)	1
Change in fair value of derivatives	1	(9)
Gain on sale of property, plant and equipment and non-current assets	(2)	(2)
Gain on sale of businesses	—	(76)
Net financial expenses	414	239
Share of profit of equity accounted investees	(3)	(5)
Income tax (benefit) expense	(17)	35
Interest paid	(283)	(294)
Income taxes paid, net of refunds received	(39)	(39)
Premium on extinguishment of loans and borrowings	—	(17)
Change in trade and other receivables	(121)	12
Change in inventories	(155)	(78)
Change in trade and other payables	7	(26)
Change in provisions and employee benefits	(65)	1
Change in other assets and liabilities	25	3
Net cash from operating activities	(54)	86

*	The information presented for the three month period ended March 31, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 for additional information.

The interim unaudited condensed combined statements of cash flows should be read in conjunction with the notes to the interim unaudited condensed combined financial statements.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2013

1.Reporting entity

Beverage Packaging Holdings (Luxembourg) I S.A. ("BP I") and Beverage Packaging Holdings (Luxembourg) II S.A. ("BP II") are domiciled in Luxembourg and registered in the Luxembourg "Registre de Commerce et des Sociétés."

The interim unaudited condensed combined financial statements of Beverage Packaging Holdings Group (the "Group") as of March 31, 2013 and for the three month periods ended March 31, 2013 and March 31, 2012 comprise the combination of:

•	BP I and its subsidiaries and their interests in associates and jointly controlled entities; and

•	BP II.

The address of the registered office of BP I and BP II is 6C, rue Gabriel Lippmann, L-5365 Munsbach, Luxembourg.

2.    Basis of preparation

2.1    Statement of compliance

The interim unaudited condensed combined financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting.” The disclosures required in these interim unaudited condensed combined financial statements are less extensive than the disclosure requirements for annual financial statements. The December 31, 2012 statement of financial position as presented in the interim unaudited condensed combined financial statements was derived from the Group's audited financial statements for the year ended December 31, 2012, but does not include the disclosures required by IFRS as issued by the IASB.

The interim unaudited condensed combined financial statements comprise the statements of comprehensive income, financial position, changes in equity and cash flows as well as the relevant notes to the interim unaudited condensed combined financial statements.

The interim unaudited condensed combined financial statements do not include all of the information required for annual financial statements and should be read in conjunction with the annual financial statements of the Group for the year ended December 31, 2012.

The interim unaudited condensed combined financial statements were approved by the Board of Directors on May 13, 2013.

2.2    Comparative information

Effective January 1, 2013, the Group adopted the revisions to IAS 19, “Employee Benefits” (“IAS 19R”) on a retrospective basis in accordance with the provisions set out in the standard. All comparative information included in this report, except where otherwise indicated, has been presented as if IAS 19R had been applied from that date. In accordance with IAS 1, because the Group has applied the revised standard on a retrospective basis, the Group has included the January 1, 2012 statement of financial position together with the statements of financial position as of December 31, 2012 and March 31, 2013. Refer to note 13 for additional information regarding the adoption of IAS 19R.

During the year ended December 31, 2012, the Group made an adjustment in its Evergreen segment to conform its presentation of scrap and by-product sales. The adjustment increased revenue and decreased other income by $7 million for the three month period ended March 31, 2012. The adjustment had no impact on EBITDA, Adjusted EBITDA and the statement of cash flows for the three month period ended March 31, 2012.

2.3    Negative equity
The statement of financial position presents negative equity of $761 million and $968 million as of March 31, 2013 and December 31, 2012, respectively. Total equity was reduced by the Group's accounting for the common control acquisitions of the Closures segment and Reynolds consumer products business in 2009, and of the Evergreen segment and Reynolds foodservice packaging business in 2010. The Group accounts for acquisitions under common control of its ultimate shareholder, Mr. Graeme Hart, using the carry-over or book value method. The excess of the purchase price over the carrying values of the share capital acquired is recognized as a reduction in equity. As of March 31, 2013 and December 31, 2012, the common control transactions had generated a cumulative reduction in equity of $1,561 million.

2.4    Accounting policies and recently issued accounting pronouncements

Accounting policies

The accounting policies applied by the Group in the interim unaudited condensed combined financial statements are consistent with those applied by the Group in its annual combined financial statements for the year ended December 31, 2012 with the exception of the adoption of IAS 19R as discussed in note 2.2.

Recently issued accounting pronouncements

There have been no issued accounting pronouncements during the three month period ended March 31, 2013 that significantly impact the Group.

There have been no material changes to any previously issued accounting pronouncements or to the Group's evaluation of the related impact as disclosed by the Group in the annual combined financial statements for the year ended December 31, 2012.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2013

3.    Financial risk management

3.1     Liquidity risk

The Group’s contractual cash flows related to total borrowings as of March 31, 2013 are as follows:

(In $ million)	Total debt and interest	Less than one year	One to three years	Three to five years	Greater than five years
As of March 31, 2013*	26,674	1,786	2,640	4,020	18,228

As of December 31, 2012*	27,096	1,856	2,654	4,046	18,540

*
The exchange rate on euro-denominated borrowings and the interest rates on the floating rate debt balances have been assumed to be the same as the respective rates as of March 31, 2013 and December 31, 2012, respectively.

Trade and other payables that are due for payment in less than one year were $1,873 million and $1,791 million as of March 31, 2013 and December 31, 2012, respectively.

3.2    Fair value measurements recognized in the statements of comprehensive income

The Group’s derivative financial instruments are measured subsequent to initial recognition at fair value and are grouped into levels based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

All of the Group's derivative financial instruments were in Level 2 as of March 31, 2013 and December 31, 2012.

There were no transfers between any levels during the three month period ended March 31, 2013. There have been no changes in the classifications of financial instruments as a result of a change in the purpose or use of these assets.

4.    Seasonality

Our business is impacted by seasonal fluctuations.

SIG

SIG's operations are moderately seasonal. SIG's customers are principally engaged in providing products such as beverages and liquid foods that are generally less sensitive to seasonal effects, although SIG experiences some seasonality as a result of increased consumption of juices and tea during the summer months in Europe. SIG therefore typically experiences a greater level of carton sleeve sales in the second and third quarters. Sales in the fourth quarter can increase due to additional purchases by customers prior to the end of the year to achieve annual volume rebates that SIG offers.

Evergreen

Evergreen's operations are moderately seasonal. Evergreen's customers are principally engaged in providing products that are generally less sensitive to seasonal effects, although Evergreen does experience some seasonality as a result of increased consumption of milk by school children during the North American academic year. Evergreen therefore typically experiences a greater level of carton product sales in the first and fourth quarters when North American schools are in session.

Closures

Closures' operations are moderately seasonal. Closures experiences some seasonality as a result of increased consumption of bottled beverages during the summer months. In order to avoid capacity shortfalls in the summer months, Closures' customers typically begin building inventories in advance of the summer season. Therefore, Closures typically experiences a greater level of closure sales during the second and third quarters in the Northern Hemisphere.

Reynolds Consumer Products

Reynolds Consumer Products' operations are moderately seasonal with higher levels of sales of cooking and tableware products around major U.S. holidays. Sales of cooking products are typically higher in the fourth quarter of the year, primarily due to the holiday use of Reynolds Wrap foil, Reynolds Oven Bags and Reynolds Parchment Paper. Sales of tableware products are higher in the second quarter of the year due to outdoor summer holiday use of disposable tableware plates, cups and bowls. Sales of waste and storage products are slightly higher in the second half of the year in North America, coinciding with the outdoor fall cleanup season.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2013

Pactiv Foodservice

Pactiv Foodservice's operations are moderately seasonal, peaking during the summer and fall months in the Northern Hemisphere when the favorable weather, harvest, and the holiday season lead to increased consumption of foodservice and food packaging products. Pactiv Foodservice therefore typically experiences a greater level of sales in the second through fourth quarters.

Graham Packaging

Graham Packaging's operations are slightly seasonal with higher levels of unit volume sales in the second and third quarters. Graham Packaging experiences some seasonality of bottled beverages during the summer months, most significantly in North America. Typically the business begins to build inventory in the first and early second quarters to prepare for the summer demand.

5.    Segment reporting

The Group's reportable business segments are as follows:

•
SIG — SIG is a manufacturer of aseptic carton packaging systems for both beverage and liquid food products, ranging from juices and milk to soups and sauces. SIG supplies complete aseptic carton packaging systems, which include aseptic filling machines, aseptic cartons, spouts, caps and closures and related services.

•
Evergreen — Evergreen is a vertically integrated manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other manufacturers. Evergreen also produces paper products for commercial printing.

•
Closures — Closures is a manufacturer of plastic beverage caps, closures and high speed rotary capping equipment, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market.

•
Reynolds Consumer Products — Reynolds Consumer Products is a U.S. manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags, and disposable tableware and cookware.

•
Pactiv Foodservice — Pactiv Foodservice is a manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups and lids, molded fiber and PET egg cartons, meat and poultry trays, absorbent tray pads, plastic film and aluminum containers.

•	Graham Packaging — Graham Packaging is a manufacturer of value-added, custom blow molded plastic containers for branded consumer products.

The Chief Operating Decision Maker does not review the business activities of the Group based on geography.

The accounting policies applied by each segment are the same as the Group’s accounting policies. Results from operating activities represent the profit earned by each segment without allocation of central administrative revenues and expenses, financial income and expenses, and income tax benefit and expense.

The performance of the operating segments is assessed by the Chief Operating Decision Maker based on adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense, net financial expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash.

Segment assets and liabilities exclude intercompany transactions, which affect balances as a result of trade and borrowings between the segments. Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Inter-segment pricing is determined with reference to prevailing market prices on an arm’s-length basis, with the exception of Pactiv Foodservice's sales of Hefty and store brand products to Reynolds Consumer Products and Reynolds Consumer Products' sales to Pactiv Foodservice, which are sold at cost.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2013

Business segment reporting

	For the three month period ended March 31, 2013
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated	Total
Total external revenue	514	375	278	559	788	785	—	3,299
Total inter-segment revenue	—	23	3	32	111	—	(169)	—
Total segment revenue	514	398	281	591	899	785	(169)	3,299
Gross profit	129	66	44	161	127	87	(1)	613
Expenses and other income	(34)	(22)	(32)	(66)	(66)	(64)	(17)	(301)
Share of profit of associates and joint ventures	3	—	—	—	—	—	—	3
Earnings before interest and tax (“EBIT”)	98	44	12	95	61	23	(18)	315
Financial income								5
Financial expenses								(419)
Loss before income tax								(99)
Income tax benefit								17
Loss after income tax								(82)

Earnings before interest and tax (“EBIT”)	98	44	12	95	61	23	(18)	315
Depreciation and amortization	50	14	20	28	57	94	—	263
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	148	58	32	123	118	117	(18)	578

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2013

	For the three month period ended March 31, 2013
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	148	58	32	123	118	117	(18)	578
Included in EBITDA:
Asset impairment charges	—	—	—	—	2	2	—	4
Business acquisition and integration costs	—	—	—	—	—	11	—	11
Equity method profit not distributed in cash	1	—	—	—	—	—	—	1
Gain on sale of businesses and properties	(2)	—	—	—	—	—	—	(2)
Hurricane Sandy plant damage, net of insurance recoveries	—	—	—	—	(1)	—	—	(1)
Manufacturing plant fire, net of insurance recoveries	—	—	—	—	(6)	—	—	(6)
Non-cash changes in inventory and provisions	—	—	—	—	—	—	(3)	(3)
Non-cash pension expense	—	—	—	—	—	—	14	14
Operational process engineering-related consultancy costs	1	—	—	—	—	—	—	1
Restructuring costs, net of reversals	—	—	—	—	5	3	—	8
Unrealized (gain) loss on derivatives	(6)	(1)	1	8	(1)	—	—	1
VAT and customs refunds on historical imports	(16)	—	—	—	—	—	—	(16)
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	126	57	33	131	117	133	(7)	590
Segment assets as of March 31, 2013	3,106	1,123	1,668	4,146	5,407	5,605	948	22,003
Segment liabilities as of March 31, 2013	660	424	342	880	1,372	1,031	18,055	22,764

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2013

	For the three month period ended March 31, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated	Total
Total external revenue	467	393	293	555	816	795	—	3,319
Total inter-segment revenue	—	17	3	18	104	—	(142)	—
Total segment revenue	467	410	296	573	920	795	(142)	3,319
Gross profit	105	62	53	158	146	83	(2)	605
Expenses and other income	(74)	(21)	(26)	(56)	(19)	(66)	(37)	(299)
Share of profit of associates and joint ventures	5	—	—	—	—	—	—	5
Earnings before interest and tax (“EBIT”)	36	41	27	102	127	17	(39)	311
Financial income								133
Financial expenses								(372)
Profit before income tax								72
Income tax expense								(35)
Profit after income tax								37

Earnings before interest and tax (“EBIT”)	36	41	27	102	127	17	(39)	311
Depreciation and amortization	62	14	19	32	68	94	—	289
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	98	55	46	134	195	111	(39)	600

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2013

	For the three month period ended March 31, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	98	55	46	134	195	111	(39)	600
Included in EBITDA:
Asset impairment charges	—	—	—	—	—	5	—	5
Business acquisition and integration costs	—	—	—	1	11	6	2	20
Equity method profit not distributed in cash	(3)	—	—	—	—	—	—	(3)
Gain on sale of businesses and properties	—	—	—	—	(76)	—	—	(76)
Manufacturing plant fire, net of insurance recoveries	—	—	—	—	12	—	—	12
Non-cash changes in inventory and provisions	—	—	—	3	6	—	—	9
Non-cash pension expense	—	—	—	—	—	—	14	14
Operational process engineering-related consultancy costs	—	—	—	—	2	—	—	2
Restructuring costs, net of reversals	16	—	—	—	3	8	—	27
SEC registration costs	—	—	—	—	—	—	4	4
Unrealized gain on derivatives	(3)	—	(4)	(2)	—	—	—	(9)
Other	—	—	—	—	(2)	—	—	(2)
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	108	55	42	136	151	130	(19)	603
Segment assets as of December 31, 2012	3,123	1,143	1,676	4,124	5,334	5,556	1,208	22,164
Segment liabilities as of December 31, 2012	727	411	350	870	1,289	985	18,500	23,132

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2013

6.    Other income

	For the three month period ended March 31,
(In $ million)	2013	2012
Gain on sale of businesses and properties	2	76
Income from facility management	1	1
Royalty income	—	1
Income from miscellaneous services	1	—
Net foreign currency exchange gain	1	—
Unrealized gains on derivatives	—	9
Non-cash change in provisions	3	—
Litigation settlement	3	—
Other	2	7
Total other income	13	94

7.    Other expenses

	For the three month period ended March 31,
(In $ million)	2013	2012
Asset impairment charges	(4)	(5)
Business acquisition and integration costs	(11)	(20)
Hurricane Sandy plant damage, net of insurance recoveries	5	—
Manufacturing plant fire, net of insurance recoveries	8	(12)
Net foreign currency exchange loss	—	(1)
Operational process engineering-related consultancy costs	(1)	(2)
Restructuring costs	(4)	(27)
SEC registration costs	—	(4)
Unrealized losses on derivatives	(1)	—
VAT and customs refunds on historical imports	6	—
Other	—	1
Total other expenses	(2)	(70)

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2013

8.    Financial income and expenses

		For the three month period ended March 31,
(In $ million)	Note	2013	2012
Interest income		5	1
Net gain in fair values of derivatives		—	81
Net foreign currency exchange gain		—	51
Financial income		5	133
Interest expense:
Securitization Facility		(2)	—
September 2012 Credit Agreement		(32)	—
August 2011 Credit Agreement		—	(76)
September 2012 Senior Secured Notes		(47)	—
February 2012 Senior Notes(a)		—	(15)
August 2011 Notes(a)		(85)	(54)
February 2011 Notes		(38)	(39)
October 2010 Notes		(61)	(64)
May 2010 Senior Notes		(21)	(24)
2009 Senior Secured Notes		—	(33)
2007 Notes		(26)	(26)
Pactiv 2012 Notes		—	(3)
Pactiv 2017 Notes		(6)	(6)
Pactiv 2025 Notes		(6)	(6)
Pactiv 2027 Notes		(4)	(4)
Graham Packaging 2014 Notes		—	(7)
Amortization of:
Debt issuance costs:
August 2011 Credit Agreement		—	(2)
September 2012 Senior Secured Notes		(1)	—
August 2011 Notes		(2)	(1)
February 2011 Notes		(1)	—
October 2010 Notes		(2)	(2)
May 2010 Senior Notes		(1)	(1)
2009 Senior Secured Notes		—	(2)
2007 Notes		(1)	(1)
Fair value adjustment on acquired notes		1	1
Original issue discounts		—	(2)
Embedded derivatives		2	1
Net loss in fair values of derivatives		(13)	—
Net foreign currency exchange loss		(68)	—
Loss on extinguishment of debt(b)		—	(1)
Other		(5)	(5)
Financial expenses		(419)	(372)
Net financial expenses		(414)	(239)

(a)	Following the exchange offer, all but $9 million of the February 2012 Senior Notes were exchanged for August 2011 Senior Notes.

(b)	Loss on extinguishment of debt includes early repayment penalties and the write-off of unamortized transactions costs.

Refer to note 12 for information on the Group's borrowings.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2013

9.    Income tax

	For the three month period ended March 31,
(In $ million)	2013	2012
Reconciliation of effective tax rate
Profit (loss) before income tax	(99)	72
Income tax benefit (expense) using the New Zealand tax rate of 28%	28	(20)
Effect of tax rate differences in foreign jurisdictions	13	—
Effect of tax rates in state and local jurisdictions	—	(1)
Non-deductible expenses and permanent differences	16	(7)
Withholding tax	(3)	(4)
Tax rate modifications	3	—
Recognition of previously unrecognized tax losses and temporary differences	8	2
Unrecognized tax losses and temporary differences	(44)	(3)
Tax uncertainties	1	1
Tax on unremitted earnings	(6)	(3)
Over (under) provided in prior periods	1	—
Total income tax benefit (expense)	17	(35)

10.    Depreciation and amortization expenses

Property, plant and equipment

Depreciation expense related to property, plant and equipment is recognized in the following components in the statements of comprehensive income:

	For the three month period ended March 31,
(In $ million)	2013	2012
Cost of sales	171	184
Selling, marketing and distribution expenses	1	1
General and administration expenses	4	7
Total depreciation expense	176	192

Intangible assets

Amortization expense related to intangible assets is recognized in the following components in the statements of comprehensive income:

	For the three month period ended March 31,
(In $ million)	2013	2012
Cost of sales	28	29
General and administration expenses	59	68
Total amortization expense	87	97

11.    Inventories

(In $ million)	As of March 31, 2013	As of December 31, 2012
Raw materials and consumables	447	414
Work in progress	250	241
Finished goods	974	866
Engineering and maintenance materials	154	149
Provision against inventories	(59)	(58)
Total inventories	1,766	1,612

During the three month period ended March 31, 2013, the raw materials elements of inventory recognized as a component of cost of sales totaled $1,496 million (2012: $1,668 million).

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2013

12.    Borrowings

As of March 31, 2013, Reynolds Group Holdings Limited ("RGHL"), the immediate parent of the Group, and the Group were in compliance with all of their covenants. The Group's borrowings are detailed below:

(In $ million)	Note	As of March 31, 2013	As of December 31, 2012
Securitization Facility(a)(r)		412	491
September 2012 Credit Agreement(b)(s)		26	26
Other borrowings(w)		17	6
Current borrowings		455	523
September 2012 Credit Agreement(b)(s)		2,564	2,583
September 2012 Senior Secured Notes(c)(t)		3,220	3,219
February 2012 Senior Notes(d)(t)		9	9
August 2011 Senior Secured Notes(e)(t)		1,472	1,471
August 2011 Senior Notes(f)(t)		2,191	2,189
February 2011 Senior Secured Notes(g)(t)		998	998
February 2011 Senior Notes(h)(t)		996	995
October 2010 Senior Secured Notes(i)(t)		1,476	1,475
October 2010 Senior Notes(j)(t)		1,471	1,470
May 2010 Senior Notes(k)(t)		983	982
2007 Senior Notes(l)(u)		601	621
2007 Senior Subordinated Notes(m)(u)		526	543
Pactiv 2017 Notes(n)(v)		311	312
Pactiv 2018 Notes(o)(v)		17	17
Pactiv 2025 Notes(p)(v)		270	270
Pactiv 2027 Notes(q)(v)		197	197
Related party borrowings	14	16	16
Other borrowings(w)		24	27
Non-current borrowings		17,342	17,394
Total borrowings		17,797	17,917

(In $ million)		As of March 31, 2013	As of December 31, 2012
(a)	Securitization Facility	420	500
	Debt issuance costs	(8)	(9)
	Carrying amount	412	491
(b)	September 2012 Credit Agreement (current and non-current)	2,605	2,625
	Debt issuance costs	(15)	(16)
	Carrying amount	2,590	2,609
(c)	September 2012 Senior Secured Notes	3,250	3,250
	Debt issuance costs	(51)	(53)
	Embedded derivative	21	22
	Carrying amount	3,220	3,219
(d)	February 2012 Senior Notes	9	9
	Carrying amount	9	9
(e)	August 2011 Senior Secured Notes	1,500	1,500
	Debt issuance costs	(29)	(30)
	Original issue discount	(9)	(10)
	Embedded derivative	10	11
	Carrying amount	1,472	1,471

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2013

(In $ million)		As of March 31, 2013	As of December 31, 2012
(f)	August 2011 Senior Notes	2,241	2,241
	Debt issuance costs	(55)	(57)
	Original issue discount	(6)	(6)
	Embedded derivative	11	11
	Carrying amount	2,191	2,189
(g)	February 2011 Senior Secured Notes	1,000	1,000
	Debt issuance costs	(15)	(15)
	Embedded derivative	13	13
	Carrying amount	998	998
(h)	February 2011 Senior Notes	1,000	1,000
	Debt issuance costs	(14)	(15)
	Embedded derivative	10	10
	Carrying amount	996	995
(i)	October 2010 Senior Secured Notes	1,500	1,500
	Debt issuance costs	(31)	(32)
	Embedded derivative	7	7
	Carrying amount	1,476	1,475
(j)	October 2010 Senior Notes	1,500	1,500
	Debt issuance costs	(37)	(38)
	Embedded derivative	8	8
	Carrying amount	1,471	1,470
(k)	May 2010 Senior Notes	1,000	1,000
	Debt issuance costs	(24)	(25)
	Embedded derivative	7	7
	Carrying amount	983	982
(l)	2007 Senior Notes	613	634
	Debt issuance costs	(12)	(13)
	Carrying amount	601	621
(m)	2007 Senior Subordinated Notes	537	555
	Debt issuance costs	(11)	(12)
	Carrying amount	526	543
(n)	Pactiv 2017 Notes	300	300
	Fair value adjustment at acquisition	11	12
	Carrying amount	311	312
(o)	Pactiv 2018 Notes	16	16
	Fair value adjustment at acquisition	1	1
	Carrying amount	17	17
(p)	Pactiv 2025 Notes	276	276
	Fair value adjustment at acquisition	(6)	(6)
	Carrying amount	270	270
(q)	Pactiv 2027 Notes	200	200
	Fair value adjustment at acquisition	(3)	(3)
	Carrying amount	197	197

(r)        Securitization Facility

Certain members of the Group are parties to a receivables loan and security agreement pursuant to which the Group can borrow up to $600 million (the "Securitization Facility"). The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the Group. The Securitization Facility matures on November 7, 2017 and accrues interest at a rate of either the cost of funds in commercial paper or LIBOR, set daily, plus, in each case, a margin of 1.90%. During the three month period ended March 31, 2013, interest was charged at 2.12% to 2.17%. The Securitization Facility is secured by all of the assets of the borrower, Beverage Packaging Factoring (Luxembourg) S.à r.l., primarily the eligible trade receivables and cash. The terms of the Securitization Facility do not result in the derecognition of the trade receivables by the Group. Amounts drawn under the Securitization Facility are presented as current borrowings, as amounts drawn are required to be repaid when the receivables are collected.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2013

(s)         September 2012 Credit Agreement

RGHL and certain members of the Group are parties to an amended and restated senior secured credit agreement dated September 28, 2012 (the “September 2012 Credit Agreement”), which amended and restated the terms of the August 2011 Credit Agreement (as defined below). The September 2012 Credit Agreement comprises the following term and revolving tranches:

	Currency	Maturity Date	Original facility value (in million)	Value drawn or utilized as of March 31, 2013 (in million)	Applicable interest rate as of March 31, 2013
Term Tranches
U.S. Term Loan	$	September 28, 2018	2,235	2,224	3 month LIBOR floor of 1.000% + 3.750%
European Term Loan	€	September 28, 2018	300	298	3 month EURIBOR floor of 1.000% + 4.000%
Revolving Tranches(1)
Revolving Tranche	$	November 5, 2014	120	66	—
Revolving Tranche	€	November 5, 2014	80	15	—

(1)	The Revolving Tranches were utilized in the form of bank guarantees and letters of credit.

RGHL and certain members of the Group have guaranteed on a senior basis the obligations under the September 2012 Credit Agreement and related documents to the extent permitted by law. Certain guarantors have granted security over certain of their assets to support the obligations under the September 2012 Credit Agreement. This security is expected to be shared on a first priority basis with the note holders under the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes, the August 2011 Senior Secured Notes and the September 2012 Senior Secured Notes (each as defined below, and together the “Reynolds Senior Secured Notes”).

Indebtedness under the September 2012 Credit Agreement may be voluntarily repaid in whole or in part, subject to a 1% prepayment premium in the case of refinancing with the proceeds of secured term loans and certain pricing amendments within specified timeframes, and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the original outstanding principal in respect of the term loans. Beginning with the fiscal year ending December 31, 2013, the borrowers are also required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured first lien leverage ratio is met) as determined in accordance with the September 2012 Credit Agreement.

The September 2012 Credit Agreement contains customary covenants which restrict RGHL and the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling or acquiring assets and making restricted payments, in each case except as permitted under the September 2012 Credit Agreement. RGHL and the Group also have a maximum senior secured first lien leverage ratio covenant. In addition, total assets of the non-guarantor companies (excluding intra-group items but including investments in subsidiaries) are required to be 33.3% or less of the adjusted consolidated total assets of RGHL and its subsidiaries, and the aggregate of the EBITDA of the non-guarantor companies is required to be 33.3% or less of the consolidated EBITDA of RGHL and its subsidiaries, in each case calculated in accordance with the September 2012 Credit Agreement and may differ from the measure of Adjusted EBITDA as disclosed in note 4.

RGHL and certain members of the Group were parties to an amended and restated senior secured credit agreement dated August 9, 2011 (the “August 2011 Credit Agreement”), which amended and restated the previous terms. For the three month period ended March 31, 2012, the applicable interest rates for the Tranche B U.S. Term Loan, Tranche C U.S. Term Loan and European Term Loan under the August 2011 Credit Agreement were 6.50%, 6.50% and 6.75%, respectively.

(t)        Reynolds Notes

The Group's borrowings as of March 31, 2013 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together, the "Reynolds Issuers") are defined and summarized below:

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2013

	Currency	Issue date	Principal amounts issued (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
September 2012 Senior Secured Notes	$	September 28, 2012	3,250	5.750%	October 15, 2020	April 15 and October 15; commencing April 15, 2013
February 2012 Senior Notes	$	February 15, 2012	9	9.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Secured Notes	$	August 9, 2011	1,500	7.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Notes	$	August 9, 2011 and August 10, 2012	2,241	9.875%	August 15, 2019	February 15 and August 15
February 2011 Senior Secured Notes	$	February 1, 2011	1,000	6.875%	February 15, 2021	February 15 and August 15
February 2011 Senior Notes	$	February 1, 2011	1,000	8.250%	February 15, 2021	February 15 and August 15
October 2010 Senior Secured Notes	$	October 15, 2010	1,500	7.125%	April 15, 2019	April 15 and October 15
October 2010 Senior Notes	$	October 15, 2010	1,500	9.000%	April 15, 2019	April 15 and October 15
May 2010 Senior Notes	$	May 4, 2010	1,000	8.500%	May 15, 2018	May 15 and November 15

The August 2011 Senior Secured Notes and the August 2011 Senior Notes are collectively defined as the "August 2011 Notes." The February 2011 Senior Secured Notes and the February 2011 Senior Notes are collectively defined as the "February 2011 Notes." The October 2010 Senior Secured Notes and the October 2010 Senior Notes are collectively defined as the "October 2010 Notes."

As used herein, “Reynolds Notes” refers to the September 2012 Senior Secured Notes, the February 2012 Senior Notes, the August 2011 Notes, the February 2011 Notes, the October 2010 Notes and the May 2010 Senior Notes.

Assets pledged as security for loans and borrowings

The shares in BP I have been pledged as collateral to support the obligations under the September 2012 Credit Agreement and the Reynolds Senior Secured Notes. In addition, BP I and certain subsidiaries of BP I have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the September 2012 Credit Agreement and the Reynolds Senior Secured Notes.

Additional information regarding the Reynolds Notes

The guarantee and security arrangements, indenture restrictions, early redemption options and change in control provisions for the Reynolds Notes are unchanged from December 31, 2012.

SEC registrations and exchange offers

RGHL and certain members of the Group have registered the Reynolds Notes with the SEC and have completed exchange offers with respect to the Reynolds Notes. The registration statement with respect to the September 2012 Senior Secured Notes was declared effective by the SEC on December 27, 2012, and the exchange offer closed on January 29, 2013.

(u)    2007 Notes

On June 29, 2007, BP II issued €480 million principal amount of 8.000% senior notes due 2016 (the “2007 Senior Notes”) and €420 million principal amount of 9.500% senior subordinated notes due 2017 (the “2007 Senior Subordinated Notes” and, together with the 2007 Senior Notes, the “2007 Notes”). Interest on the 2007 Notes is paid semi-annually on June 15 and December 15.

The guarantee and security arrangements, indenture restrictions, and change of control provisions are unchanged from December 31, 2012.

(v)    Pactiv Notes

As of March 31, 2013, the Group had outstanding the following notes (defined below, and together the “Pactiv Notes”) issued by Pactiv LLC (formerly Pactiv Corporation):

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2013

	Currency	Date acquired by the Group	Principal amounts outstanding (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
Pactiv 2017 Notes	$	November 16, 2010	300	8.125%	June 15, 2017	June 15 and December 15
Pactiv 2018 Notes	$	November 16, 2010	16	6.400%	January 15, 2018	January 15 and July 15
Pactiv 2025 Notes	$	November 16, 2010	276	7.950%	December 15, 2025	June 15 and December 15
Pactiv 2027 Notes	$	November 16, 2010	200	8.375%	April 15, 2027	April 15 and October 15

The guarantee arrangements, indenture restrictions, and redemption terms are unchanged from December 31, 2012.

(w)    Other borrowings

As of March 31, 2013, in addition to the Securitization Facility, the September 2012 Credit Agreement, the Reynolds Notes, the 2007 Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of March 31, 2013, the Group also had local working capital facilities in a number of jurisdictions which are secured by the collateral under the September 2012 Credit Agreement and the Reynolds Senior Secured Notes or by certain other assets. The local working capital facilities which are secured by the collateral under the September 2012 Credit Agreement and the Reynolds Senior Secured Notes rank pari passu with the obligations under the September 2012 Credit Agreement and under the Reynolds Senior Secured Notes.

Other borrowings as of March 31, 2013 also included finance lease obligations of $25 million (December 31, 2012: $26 million).

13.    Employee benefits

Effective January 1, 2013 the Group adopted IAS19R on a retrospective basis in accordance with the provisions set out in the standard. The revised standard changes the recognition, measurement, presentation and disclosure of post-employment benefits. IAS 19R eliminates the “corridor method” for defined benefit pension plans and other post-employment benefit obligations under which the recognition of actuarial gains and losses had been deferred. Instead, the full defined benefit obligation net of plan assets is now recorded on the statement of financial position, with changes resulting from remeasurements recognized immediately in other comprehensive income. IAS 19R also changed the measurement of pension expense. The return on plan assets is capped at the long-term bond rate used in determining the discount rate of the plan liability. All other changes in plan assets are now recognized directly in other comprehensive income. The effect of this is to remove from the income statement the previous concept of recognizing an expected return on plan assets.

Upon adoption of IAS 19R the Group restated the opening balance of the employee benefit liability as of January 1, 2012, increasing it by $409 million from its previously reported $936 million with a corresponding remeasurement charge to other reserves of $249 million, net of tax. The Group's employee benefit liability at December 31, 2012 was also restated from a previously reported $891 million to $1,585 million reflecting a remeasurement charge to accumulated other comprehensive income of $315 million, net of tax.

The Group has continued to present pension (income) expense under the revised standard in personnel costs which are reported in cost of sales, selling, marketing and distribution expenses and general and administration expenses. The Group's reported pension expense for the three month period ended March 31, 2012 was $24 million as restated in accordance with IAS 19R compared to the previously reported $6 million of pension income. For the three month period ended March 31, 2013, the Group's pension expense was $24 million.

The Group estimates that its pension expense for the year ending December 31, 2013 will be approximately $96 million compared to pension expense on a restated basis of $95 million for the year ended December 31, 2012. The Group originally reported pension income of $20 million for the year ended December 31, 2012.

With the adoption of IAS 19R the Group also estimates the remeasurement adjustment of its employee benefit liability for the changes in the value of plan assets as of March 31, 2013 and 2012 and the changes in the value of plan liabilities due to discount rate changes at March 31, 2013 and 2012. The Group's employee benefit liability was reduced by $332 million at March 31, 2013 with a corresponding credit to comprehensive income of $212 million, net of tax, for the three month period ended March 31, 2013. For the three month period ended March 31, 2012, the Group recorded a credit to comprehensive income of $160 million, net of tax, for this remeasurement estimate.

The remeasurement adjustments were recorded to comprehensive income, net of income tax. Therefore, a tax expense of $120 million for the three month period ended March 31, 2013 and a tax expense of $91 million for the three month period ended March 31, 2012 were recorded directly to equity and not to income tax benefit (expense) in the statement of comprehensive income.

The adoption of IAS 19R reduced the Group's Adjusted EBITDA by $2 million for the three month period ended March 31, 2012 and $8 million for the year ended December 31, 2012.

The adoption of IAS 19R had no impact on reported cash flows.

The following table reflects certain elements of the Group's previously published statement of comprehensive income for the three month period ended March 31, 2012 and statement of financial position as of December 31, 2012 and December 31, 2011 (shown as January 1, 2012) and the revised amounts as a result of the adoption of IAS 19R:

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2013

(In $ million)	Amount previously reported for the three months ended March 31, 2012	Change in reported amount for the three months ended March 31, 2012	Restated amount for the three months ended March 31, 2012
Statement of comprehensive income
Other income	84	10	94
General and administration expenses	(208)	(30)	(238)
Profit from operating activities	331	(20)	311
Income tax (expense) benefit	(32)	(3)	(35)
Profit (loss) for the period	60	(23)	37
Exchange differences on translating foreign operations	1	—	1
Remeasurement of defined benefit plans, net of income tax	—	160	160
Total other comprehensive income for the period, net of income tax	1	160	161
Total comprehensive income (loss) attributable to:
Equity holder of the Group	61	137	198
Non-controlling interests	—	—	—

(In $ million)	Amount previously reported as of December 31, 2012	Change in reported amount as of December 31, 2012	Restated amount as of December 31, 2012
Statement of financial position
Deferred tax assets	40	2	42
Other assets	168	(29)	139
Total non-current assets	17,439	(27)	17,412
Total assets	22,191	(27)	22,164
Employee benefit liabilities	891	694	1,585
Deferred tax liabilities	1,412	(262)	1,150
Total non-current liabilities	19,870	432	20,302
Total liabilities	22,700	432	23,132
Equity
Reserves	(1,260)	(315)	(1,575)
Accumulated losses	(655)	(144)	(799)
Equity attributable to equity holder of the Group	(530)	(459)	(989)
Total equity (deficit)	(509)	(459)	(968)

(In $ million)	Amount previously reported as of December 31, 2011	Change in reported amount as of December 31, 2011	Restated amount as of January 1, 2012
Statement of financial position
Deferred tax assets	29	—	29
Other assets	150	(64)	86
Total non-current assets	17,595	(64)	17,531
Total assets	21,635	(64)	21,571
Liabilities directly associated with assets held for sale	20	10	30
Employee benefit liabilities	936	409	1,345
Deferred tax liabilities	1,548	(165)	1,383
Total non-current liabilities	19,297	244	19,541
Total liabilities	22,092	254	22,346
Equity
Reserves	(1,256)	(249)	(1,505)
Accumulated losses	(640)	(69)	(709)
Equity attributable to equity holder of the Group	(479)	(318)	(797)
Total equity (deficit)	(457)	(318)	(775)

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2013

14.    Related parties

Parent and ultimate controlling party

The immediate parent of the Group is RGHL, the ultimate parent of the Group is Packaging Holdings Limited and the ultimate shareholder is Mr. Graeme Hart.

Related party transactions

The transactions and balances outstanding with joint ventures and associates are with SIG Combibloc Obeikan FZCO, SIG Combibloc Obeikan Company Limited, Ducart Evergreen Packaging Ltd, Banawi Evergreen Packaging Company Limited, and Eclipse Closures, LLC. All other related parties detailed below have a common ultimate shareholder. The entities and types of transactions with which the Group entered into related party transactions during the three month periods ended March 31, 2013 and 2012 are detailed below:

	Transaction values for the three month period ended March 31,		Balance outstanding as of
(In $ million)	2013	2012	March 31, 2013	December 31, 2012
Transactions with the immediate and ultimate parent companies
Due to immediate parent(a)	—	—	(16)	(16)
Transactions with joint ventures and associates
Sale of goods and services(b)	55	46	62	46
Transactions with other related parties
Trade receivables
Carter Holt Harvey Pulp & Paper Limited			—	—
Sale of goods	—	1
FRAM Group Operations LLC			1	1
Recharges	—	—
Trade payables
Carter Holt Harvey Limited			—	—
Purchase of goods	(3)	(3)
Carter Holt Harvey Pulp & Paper Limited			(3)	(2)
Purchase of goods	(8)	(7)
Rank Group Limited			(6)	(7)
Recharges(c)	(1)	(9)
Rank Group North America, Inc.			—	—
Recharges(d)	(5)	(7)

(a)
The advance due to RGHL accrued interest at a rate based on EURIBOR plus a margin of 2.375%. During the three month period ended March 31, 2013, interest accrued at a rate of 2.56% (2012: 3.72%). The loan is subordinated to the obligations under the September 2012 Credit Agreement, the September 2012 Senior Secured Notes, the August 2011 Senior Secured Notes, the February 2011 Senior Secured Notes and the October 2010 Senior Secured Notes, and is subject to certain other payment restrictions, including in favor of the 2007 Notes under the terms of the inter-creditor arrangements.

(b)
All transactions with joint ventures are settled in cash. Sales of goods and services are negotiated on a cost-plus basis allowing a margin ranging from 3% to 6%. All amounts are unsecured, non-interest bearing and repayable on demand.

(c)
Represents certain costs paid by Rank Group Limited on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to the Group's financing and acquisition activities.

(d)	Represents certain costs paid by Rank Group North America, Inc. on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to services provided.

15.    Contingencies

Litigation and legal proceedings

In addition to the amounts recognized as provisions in the statements of financial position, the Group has contingent liabilities related to other litigation and legal proceedings. The Group has determined that the possibility of a material outflow related to these contingent liabilities is remote.

16.    Subsequent events

On May 1, 2013, Pactiv Foodservice's facility in Macon, Georgia, which manufactures molded fiber products (primarily egg cartons), was significantly damaged by fire. The Group is still evaluating the extent of the damage, the costs to rebuild or repair, and the impact of the fire on revenue and profitability, as well as the insurance coverage for the various loss items. The Group is not yet able to provide estimates of such amounts but expect the loss to be in excess of its deductible of $7 million.